SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

TIM Participações S.A., and

TIM Participações S.A. and Subsidiaries

Financial statements as of

December 31, 2016

and Independent Auditors’ Report

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2016 and 2015

Contents

Independent auditors’ report on the financial statements
Audited financial statements
Balance sheets
Income statements
Statements of comprehensive income
Statements of changes in shareholders’ equity
Statements of cash flow
Value added statements
Management report
Notes to the financial statements
Fiscal Council Opinion
Statutory Audit Committee Annual Report
Statutory officers statement on financial statements
Statutory officers statement on independent auditors´ report

(A free translation of the original in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Management and Shareholders

TIM Participações S.A.

Rio de Janeiro - RJ

Opinion

We have audited the individual and consolidated financial statements of TIM Participações S.A. (‘Company’), identified as parent company and consolidated, respectively, which comprise the balance sheet as at December 31, 2016 and the respective statement of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the corresponding notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of TIM Participações S.A. as at December 31, 2016, its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with Brazilian accounting practices and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the ‘Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements’ section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Accountants’ Code of Ethics for Professional Accountants and in the professional standards issued by the Brazilian Federal Association of Accountants (CFC) (CFC), and we have fulfilled our other ethical responsibilities in accordance with these standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(A free translation of the original in Portuguese)

Provision for tax contingencies

In accordance to Note No. 24 to the financial statements, the Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business. As at December 31, 2016, the Company has tax issues under discussion in various processual spheres, in the total amount of R$ 14 billion, being R$ 216 million set up to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered possible are disclosed and those where losses are considered remote are not disclosed.

Audit response

Considering the relevance of the involved amounts and the necessity of critical judgement in relation to the probability of losses in the judicial discussions, any change in the prognostic and/or judgement can relevantly impact the financial statements of the Company. Our audit procedures included:

▪

Obtaining confirmation from the Company’s legal consultants for all ongoing tax processes, as well as the respective valuation of amounts and probability of losses;

▪

For some tax processes, obtaining an opinion of tax specialists (second opinion) about the reasonability of the prognostic made by the Company’s legal consultants and assessment of the arguments and/or defense thesis;

▪

Evaluation of the adequacy of the disclosure presented in the notes to financial statements.

Impairment evaluation of goodwill

The Company has registered goodwill in the amount of R$ 1.53 billion as at December 31, 2016, related to companies’ acquisitions in prior years, in accordance to Note No. 15 to the financial statements. Management evaluates, at least annually, the risk of impairment of these assets, based on the value in use method or discounted cash flow model, which requires that Management adopt some assumptions based on information provided by its internal reports. This procedure involves significant judgement on the future results of the business, in which any adjustment on the adopted assumptions can generate significant effects in the valuation and impacts in the financial statements of the Company as a whole.

Audit response

We evaluated and questioned the future cash flow forecasts prepared by Management and the process used in their preparation, including comparisons with their most recent business plans, and performed the test of value in use. We questioned Management’s main assumptions for long-term growth rates in the forecasts, by comparing them with economic and sector forecasts, and the discount rate by evaluating the cost of capital for the Company. In determining the extension of changes in the assumptions that might be needed individually or collectively to result in impairment of goodwill, we considered the likelihood of such changes occurring in the main assumptions, as well as the adequacy of the disclosure made in the notes to the financial statements.

(A free translation of the original in Portuguese)

Unbilled revenue recognition

According to Note No. 28 to the financial statements, revenue recognition in telecom industry is considered an inherent risk, because the process involves complex billing systems, by processing a large volume of data, with a combination of different sold products and price variations during the year that change according to different marketing plans and actions. The revenues are recognized monthly via invoicing, and revenues to be billed between the billing date and the end of month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end. Eventual problems in this estimative calculation can impact relevantly the financial statements of the Company.

Audit response

Our audit procedures included, among others:

▪

Assessment and test on the relevant Information Technology (IT) systems;

▪

Detailed test over the services revenue, by non-statistical sample;

▪

Understanding and evaluation of the estimative adopted by the Company’s management to determine the unbilled revenue in the end of the year, as well as the comparison of this estimative with the effective billed revenue of the subsequent month after closing;

▪

Adequacy of disclosures presented in the notes to the financial statements.

Restatement of previous years and prepaid revenue recognition

According to Note No. 2.e, in late April of 2016, Company’s Management identified errors from prior years/periods related to the recognition of recharge credits for the prepaid service sold by third parties, which resulted in the restatement of comparative financial information for the year ended December 31, 2015. Also, according to Note No. 28, the minutes used by the clients are recorded as deferred revenue and recognized to income when the service is actually used by the client. The restatement was due to an undue adjustment in the process of reconciliation of the credits held by third parties with the credits actually activated in the prepaid service.

Audit response

In relation to the identified adjustments and the process of prepaid revenue recognition, our audit procedures included, among others:

▪

Assessment and test on the relevant Information Technology (IT) systems;

▪

Tests over the capture of information by the prepaid invoicing platform, including test over pricing according to the plans offered to the public;

▪

Evaluation of the systems used in operations with third parties to buy prepaid credits (sell in) and the subsequent consumption of these credits by the clients (sell out), aiming to identify the origin of the error and the validation of the new implemented control;

▪

Understanding and examination of the adjustments identified by the Company and the effects in prior years;

▪

Evaluation of the adequacy of disclosures presented in the notes to the financial statements.

(A free translation of the original in Portuguese)

Other matters

Statement of value added

The individual and consolidated statements of added value for the year ended December 31, 2016, prepared under the responsibility of the Company’s management, and presented as supplemental information for IFRS purposes, were subject to the same audit procedures followed for the audit of the financial statements of the Company. In order to form an opinion, we have checked whether these statements are reconciled with the financial statements and accounting records, as applicable, and whether its form and contents meet the criteria established in Accounting Pronouncement CPC 09 – Statement of Added Value. In our opinion, the statements of value added were properly prepared, in all material respects, in accordance with the criteria established in this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Audit of the prior year corresponding balances

The amounts corresponding to the financial statements for the year ended December 31, 2015, presented for comparison purposes, were audited by other auditors who issued report dated February 4, 2016, unmodified. As part of our audit of the financial statements as at December 31, 2016, we also reviewed the adjustments described in Note 2.e, which were made to change the financial statements as at December 31, 2015. We conclude that such adjustments are appropriate and have been properly made.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s management is responsible for other information that comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not provide any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, doing so, consider whether the report is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of individual and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, when applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards of Auditing (ISAs) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards of Auditing (ISAs), we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

▪

Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

▪

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control;

▪

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

▪

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may raise significant doubt on the Company and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inappropriate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern;

▪

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

▪

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year, and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances we determine that a matter should not be communicated in our report because the adverse consequences in doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, February 2, 2017.

BDO RCS Auditores Independentes SS CRC 2 SP 013846/F

Julian Clemente
Accountant CRC 1 SP 197232/O-6

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

 (in thousands of R$)

		Parent Company			Consolidated
	Notes	2016	2015 Revised (Note 2.e)	01/01/2015Revised (Note 2.e)	2016	2015 Revised (Note 2.e)	01/01/2015 Revised (Note 2.e)
Assets
Current Assets
Cash and cash equivalents	4	8,593	24,763	43,455	5,128,186	6,100,403	5,232,992
Securities	5	-	-	-	479,953	599,414	-
Trade accounts receivable	6	329	329	329	2,919,177	2,858,089	3,537,417
Inventories	7	-	-	-	143,934	141,720	264,033
Dividends receivable	13	134,606	469,013	385,835	-	-	-
Indirect taxes and contributions recoverable	8	-	-	-	633,854	924,624	1,287,046
Direct taxes and contributions recoverable	9	22,351	21,911	20,648	334,806	329,722	362,114
Prepaid expenses	11	2,149	15	-	130,392	210,056	266,264
Derivative transactions	39	-	-	-	82,454	608,915	47,541
Financial lease	16	-	-	-	2,818	1,969	1,525
Other amounts to be offset	17	-	-	-	83,107	149,180	-
Other assets		26,267	26,720	12,743	168,718	116,154	182,018
		195,787	542,751	463,010	10,107,399	12,040,246	11,180,950
Non-current Assets
Long-term receivables
Securities	5	-	-	98	-	-	41,149
Trade accounts receivable	6	-	-	-	24,092	24,861	29,886
Indirect taxes and contributions recoverable	8	-	-	-	867,143	817,676	574,490
Direct taxes and contributions recoverable	9	-	-	-	200,898	170,521	162,859
Deferred income and social contribution taxes	10	-	-	-	41,690	14,526	537,097
Judicial deposits	12	89,857	73,825	65,631	1,294,125	1,106,041	986,017
Prepaid expenses	11	6,407	57	-	54,374	55,234	70,587
Derivative transactions	39	-	-	-	134,468	490,659	463,157
Financial lease	16	-	-	-	201,944	197,966	193,511
Other assets		-	-	-	12,442	12,117	11,926
		96,264	73,882	65,729	2,831,176	2,889,601	3,070,679

Investments	13	16,991,186	16,375,821	14,731,211	-	-	-
Property and Equipment	14	-	-	-	11,084,530	10,667,348	8,914,929
Intangible assets	15	157,556	157,556	157,556	10,632,575	9,959,193	9,322,634
		17,245,006	16,607,259	14,954,496	24,548,281	23,516,142	21,308,242
Total assets		17,439,301	17,150,010	15,417,506	34,655,680	35,556,388	32,489,192

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.,

AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

 (in thousands of R$)

		Parent Company			Consolidated
	Notes	2016	2015 Revised (Note 2.e)	01/01/2015 Revised (Note 2.e)	2016	2015 Revised (Note 2.e)	01/01/2015 Revised (Note 2.e)
Liabilities
Current Liabilities
Suppliers	18	2,086	4,071	1,218	3,461,081	3,734,555	5,355,736
Loans and financing	20	-	-	-	1,145,225	2,326,187	1,281,554
Financial lease	16	-	-	-	96,604	38,592	3,642
Derivative transactions	39	-	-	-	36,163	109,512	67,044
Labor obligations		3,844	1,723	2,119	212,279	199,373	208,629
Indirect taxes, charges and contributions payable	21	323	317	225	453,130	501,768	645,896
Direct taxes, charges and contributions payable	22	31	46	14	363,739	213,880	162,311
Dividends payable	26	206,112	524,779	421,002	206,112	524,779	421,002
Authorizations payable	19	-	-	-	486,494	467,687	493,169
Deferred revenues	23	-	-	-	812,340	1,043,239	990,398
Other liabilities		7,652	7,587	7,547	8,401	7,292	9,943
		221,539	538,523	432,125	7,281,555	9,166,864	9,639,324
Non-current liabilities
Loans and financing	20	-	-	-	5,574,557	5,600,250	5,472,865
Financial leases	16	-	-	-	1,705,634	1,579,914	326,027
Derivative transactions	39	-	-	-	45,310	-	-
Indirect taxes, charges and contributions payable	21	-	-	-	112	103	94
Direct taxes, charges and contributions payable	22	-	-	-	258,840	243,151	229,027
Deferred income and social contribution taxes	10	-	-	-	108,358	120,730	129,206
Provision for legal and administrative proceedings	24	1,982	4,403	3,603	478,482	415,611	406,509
Pension plan and other post-employment benefits		-	-	-	1,586	1,275	645
Asset retirement obligations	25	-	-	-	21,726	31,609	286,275
Authorizations payable	19	-	-	-	900,138	690,285	879,012
Deferred revenues	23	-	-	-	1,061,304	1,098,689	137,585
Other liabilities		29,758	29,762	29,764	30,565	30,585	30,609
		31,740	34,165	33,367	10,186,612	9,812,202	7,897,854
Total liabilities		253,279	572,688	465,492	17,468,167	18,979,066	17,537,178
Shareholders’ Equity	26
Capital stock		9,866,298	9,866,298	9,866,298	9,866,298	9,866,298	9,866,298
Treasury shares		(3,369)	(3,369)	(3,369)	(3,369)	(3,369)	(3,369)
Capital reserves		1,564,149	1,442,097	1,344,470	1,564,149	1,442,097	1,344,470
Equity valuation adjustments		(507)	1,887	2,303	(507)	1,887	2,303
Profit reserves		5,760,942	5,270,409	3,742,312	5,760,942	5,270,409	3,742,312
Total shareholders’ equity		17,187,513	16,577,322	14,952,014	17,187,513	16,577,322	14,952,014

Total liabilities and shareholders’ equity		17,439,301	17,150,010	15,417,506	34,655,680	35,556,388	32,489,192

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

 TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF INCOME

Years ended December 31

(In thousands of Reais, except otherwise stated)

		Parent Company		Consolidated
	Notes	2016	2015 Revised (Note 2.e)	2016	2015 Revised (Note 2.e)

Net revenues	28	-	-	15,617,413	17,142,265

Cost of services provided and goods sold	29	-	-	(7,693,406)	(8,306,857)
Gross income		-	-	7,924,007	8,835,408

Operating revenues (expenses):
Selling	29	-	-	(4,719,029)	(4,822,974)
General and administrative expenses	29	(19,345)	(29,058)	(1,258,722)	(1,195,277)
Equity pick-up	13	768,241	2,110,187	-	-
Other revenues (expenses), net	30	206	(964)	(522,060)	434,283
		749,102	2,080,165	(6,499,811)	(5,583,968)

Operating income		749,102	2,080,165	1,424,196	3,251,440

Financial revenues (expenses):
Financial revenues	31	4,497	7,090	750,450	862,708
Financial expenses	32	(3,207)	(1,448)	(1,156,485)	(1,115,524)
Foreign exchange variations, net	33	35	(365)	(4,845)	2,409
		1,325	5,277	(410,880)	(250,407)

Income before income and social contribution taxes		750,427	2,085,442	1,013,316	3,001,033

Income and social contribution taxes	34	-	-	(262,889)	(915,591)

Net income for the year		750,427	2,085,442	750,427	2,085,442

Earnings per share attributed to Company shareholders (in R$per share)

Basic earnings per share	35	0,31	0,86

Diluted earnings per share	35	0,31	0,86

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31

(in thousands of Reais)

	Parent Company		Consolidated
	2016	2015 Revised (Note 2.e)	2016	2015 Revised (Note 2.e)

Net income for the year	750,427	2,085,442	750,427	2,085,442

Other components of comprehensive income
Item not to be reclassified to income:
Pension plan and other post-employment benefits, net of tax effects	(204)	(416)	(204)	(416)
Item to be reclassified to income subsequently:
Cash flow hedge (Note 5)	(2,190)	-	(2,190)

Total comprehensive income for the year	748,033	2,085,026	748,033	2,085,026

The items included in the Statement of Comprehensive Income are recorded net of taxes.

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.,

AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

 (in thousands of reais)

			Profit reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Additional dividends proposed	Treasury shares	Equity valuation adjustments	Retained earnings	Total

Balances as of January 1, 2015	9,866,298	1,344,470	515,956	3.596.376	-	(3,369)	2,303	-	15,322,034

Adjustments from prior years (Note 2.e)	-	-	-	(370,020)	-	-	-	-	(370,020)
Balances as of January 1, 2015 - Revised (Note 2.e)	9,839,770	1,344,470	515,956	3.226.356	-	(3,369)	2,303	-	14,952,014
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-		2,071,145	2,071,145
Adjustment for the year	-	-	-	-	-		-	14,297	14,297
Adjusted net income	-	-	-	-	-	-	-	2,085,442	2,085,442
Effect of value of post-employment benefit recorded directly in the subsidiary’s Shareholders’ Equity	-	-	-	-	-	-	(416)	-	(416)
Total comprehensive income for the year	-	-	-	-	-	-	(416)	2,085,442	2,085,026

Total contributions from shareholders and distributions to shareholders
Stock Options (note 27)	-	4,504	-	-	-	-	-	-	4,504
Allocation of net income for the year:
Legal reserve (note 26)	-	-	103,557	-	-	-	-	(103,557)	-
Dividends proposed (note 26)	-	-	-	-	-	-		(468,616)	(468,616)
Tax benefit reserve (note 26)	-	93,123	-	-	-	-	-	(93,123)	-
Recording of expansion reserve (note 26)	-	-	-	1,420,146	-	-	-	(1,420,146)	-
Dividends recorded directly in shareholder’s equity	-	-	-	4,394	-	-	-	-	4,394
Total contributions from shareholders and distributions to shareholders	-	97,627	103,557	1,424,540	-	-	-	(2,085,442)	(459,718)
Balances as of December 31, 2015 - Revised (Note 2.e)	9,866,298	1,442,097	619,513	4,650,896	-	(3,369)	1,887	-	16,577,322
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	-	750,427	750,427
Effect of value of post-employment benefit recorded directly in the subsidiary’s Shareholders’ Equity	-	-	-	-	-	-	(204)	-	(204)
Cash flow hedge	-	-	-	-	-	-	(2,190)	-	(2.190)
Total comprehensive income for the year	-	-	-	-	-	-	(2,394)	750,427	748,033

Total contributions from shareholders and distributions to shareholders
Stock Options (note 27)	-	3,802	-	-	-	-	-	-	3.802
Allocation of net income for the year:
Legal reserve (note 26)	-	-	37,521	-	-	-	-	(37,521)	-
Dividends proposed (note 26)	-	-	-	-	-	-		(148,664)	(148,664)
Tax benefit reserve (note 26)	-	118,250	-	-	-	-	-	(118,250)	-
Recording of expansion reserve (note 26)	-	-	-	445,992	-	-	-	(445,992)	-
Dividends recorded directly in shareholder’s equity	-	-	-	7,020	-	-	-	-	7.020
Total contributions from shareholders and distributions to shareholders	-	122,052	37,521	453,012	-	-	-	(750,427)	(137.842)
Balances as of December 31, 2016	9,866,298	1,564,149	657,034	5,103,908	-	(3,369)	(507)	-	17,187,513

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

Years ended December 31

(In thousands of reais)

		Parent Company		Consolidated
	Note	2016	2015 Revised (Note 2.e)	2016	2015 Revised (Note 2.e)
Operations
Income before income (IR) and social contribution (CSSL) taxes		750,427	2,085,442	1,013,316	3,001,033
Adjustments to reconcile income with net cash from operations:
Depreciation and amortization		-	-	3,785,172	3,361,971
Equity pick-up	13	(768,241)	(2,110,187)	-	-
Earnings from sale of property and equipment (leaseback)	1b/30	-	-	(44,036)	(1,210,980)
Residual value of property and equipment, and intangible assets written-off		-	-	19,528	11,704
Interest from obligations arising from asset retirement obligation	25	-	-	1,146	3,961
Provision for administrative and legal proceedings	24	(2,444)	2,384	375,242	359,973
Monetary adjustment on administrative and court deposits and proceedings		(1,414)	(411)	41,010	28,857
Interest, and monetary and foreign exchange variations on loans and other financial adjustments		-	-	625,865	743,992
Lease interest payable	32	-	-	246,280	145,274
Lease interest receivable	31	-	-	(25,756)	(24,045)
Losses on doubtful accounts	29	-	-	266,442	230,357
Stock options	27	(325)	654	3,802	4,504
		(21,997)	(22,118)	6,308,011	6,656,601
Decrease (increase) in operating assets
Trade accounts receivable		-	-	(291,825)	535,736
Taxes and contributions recoverable		(440)	(1,263)	206,143	157,232
Inventories		-	-	(2,214)	122,313
Prepaid expenses		(8,499)	-	80,524	71,561
Dividends received		489,013	385,835	-	-
Court deposits		(14,358)	(6,979)	(128,256)	(70,491)
Other assets		471	(14,046)	26,064	(75,204)
Increase (decrease) in operating liabilities
Labor obligations		2,120	(396)	12,906	(9,256)
Suppliers		(1,986)	2,853	(296,014)	(1,808,097)
Tax, charges and contributions		(9)	124	(214,353)	(493,936)
Authorizations payable		-	-	199,163	(247,806)
Payment of legal and administrative proceedings	24	(237)	(2,388)	(413,209)	(429,261)
Deferred revenues		-	-	(337,806)	11,552
Other liabilities		61	35	(156,886)	(142,760)
Net cash from operations		444,139	341,657	4,992,248	4,278,184

Investment activities
Financial assets at fair value		-	98	119,461	(558,264)
Cash from property and equipment sales	1.b	-	-	133,708	2,498,421
Additions to property and equipment, and intangible assets		-	-	(4,502,397)	(4,764,239)
Net cash from (used in) investment activities		-	98	(4,249,228)	(2,824,082)

Financing activities
New loans		-	-	1,304,492	1,262,351
Repayment of loans		-	-	(2,685,938)	(1,711,497)
Payment and receipt of financial lease		-	-	(178,818)	(82,092)
Derivatives transactions		-	-	305,336	304,994
Dividends paid		(460,309)	(360,447)	(460,309)	(360,447)
Net Cash from (used in) financing activities		(460,309)	(360,447)	(1,715,237)	(586,691)

Increase (decrease) in cash and cash equivalents		(16,170)	(18,692)	(972,217)	867,411

Cash and cash equivalents at the beginning of the year		24,763	43,455	6,100,403	5,232,992
Cash and cash equivalents at the end of the year		8,593	24,763	5,128,186	6,100,403

For further information regarding non-currency and other transactions, see Note 42.

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF VALUE ADDED

Years ended December 31

(In thousands of reais)

	Parent Company		Consolidated
	2016	2015 Revised (Note 2.e)	2016	2015 Revised (Note 2.e)
Revenues
Gross operating revenues	-	-	22,745,589	25,771,501
Losses on doubtful accounts	-	-	(266,442)	(230,357)
Discounts granted, refunds and other	-	-	(1,433,290)	(2,380,926)
	-	-	21,045,857	23,160,218
Inputs purchased from third parties
Cost of services provided and goods sold	-	-	(4,174,051)	(5,163,332)
Material, energy, third party services and other	(4,862)	(16,444)	(2,975,525)	(2,359,034)
	(4,862)	(16,444)	(7,149,576)	(7,522,366)
Withholdings
Depreciation and amortization	-	-	(3,785,172)	(3,361,971)
Net value added produced	(4,862)	(16,444)	10,111,109	12,275,881
Value added received by transfer
Equity pick-up	768,241	2,110,187	-	-
Financial revenues	4,568	7,122	2,449,495	2,010,723
	772,809	2,117,309	2,449,495	2,010,723
Total value added to be distributed	767,947	2,100,865	12,560,604	14,286,604

Distribution of value added
Personnel and charges
Direct compensation	11,197	9,203	513,257	595,117
Benefits	769	1,124	193,433	180,995
F.G.T.S. (Unemployment Fund)	206	202	53,539	57,339
Others	231	685	67,172	16,911
	12,403	11,214	827,401	850,362
Tax, charges and contributions
Federal	1,749	2,193	2,728,919	3,212,396
State	-	-	4,669,648	5,219,157
Municipal	17	14	15,231	16,743
	1,766	2,207	7,413,798	8,448,296
Remuneration of third party capital
Interest	3,188	1,797	2,857,708	2,257,714
Rents	163	205	708,554	644,790
	3,351	2,002	3,566,262	2,902,504
Others
Social investment	-	-	2,716	-
	-	-	2,716	-
Remuneration of shareholders’ equity
Dividends	148,664	468,616	148,664	468,616
Retained earnings	601,763	1,616,826	601,763	1,616,826
	750,427	2,085,442	750,427	2,085,442

The accompanying notes are an integral part of the financial statements.

MANAGEMENT REPORT

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MANAGEMENT DISCUSSION AND ANALYSIS FOR 2016 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED ON DECEMBER 31, 2016

Dear Shareholders,

The management of TIM Participações S.A. (“TIM Participações”, “The Company” or “TIM”) submits to you the Management Discussion and Analysis report andParent and Consolidated Financial Statements of the Company, with the independent auditors’ report for the fiscal year ended on December 31, 2016.

The financial statements have been prepared in accordance with Brazilian International Financial Reporting Standards (IFRS) as defined by the IASB.

The operating and financial information of 2016 below, unless stated otherwise, is presented in Brazilian Reais (R$), based on consolidated figures and pursuant to Brazilian corporate law.

Company Profile

TIM Participações is a publicly traded Company which shares are listed on the São Paulo Stock Exchange (BM&FBovespa) and which ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). In late 2016, the Company was informed that it will be part, for the ninth consecutive year, of the select group of companies that make up the ISE (Corporate Sustainability Index) portfolio. Moreover, it is the only telecommunications Company to participate in the Novo Mercado listing category, the highest level of corporate governance of BM&FBOVESPA. In addition of having implemented the Statutory Audit Committee under the Company’s Bylaws, achieving further progress in the Corporate Governance.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. Through the sharing of experiences and the adoption of a best practices policy, the Company shares experiences with its parent and builds synergies benefiting all of its customers. Through our subsidiaries, TIM Celular S.A. and Intelig, we operate in the mobile phone market, in fixed telephony, in long-distance and data transmission markets, throughout the Brazilian territory. TIM is also a reference in the offering of ultra-broadband services through TIM LIVE, which area of operation encompasses the metropolitan areas of Rio de Janeiro and São Paulo states.

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1. Message from Management

After a very tough year in 2015, with macro economy progressively deteriorating, and significant impact from inflation and FX rate, the year of 2016 was marked by a stabilization period in some macro economic indicators and a turnaround for the company’s operations. After the first quarter, many actions were put in place to recovery and change business performance trajectory, such as new offers, price repositioning, more focus on postpaid, additional efforts in efficiency and continuing network deployment over 3G and 4G technologies.

A Turnaround Year

In a nutshell, the turnaround had three main pillars: (i) customer base repositioning, (ii) further push on the efficiency program and (iii) improve customer experience, especially in 4G data. These elements addressed were crucial to change Company’s performance and have a more profitable profile, making worthwhile every investment deployed.

Reshaping Customer Base Mix

In the first pillar, customer base repositioning, a new strategy was applied with a “more-for-more” approach, evolving our value proposition from cheap to best value for money. This new Go-to-market was characterized by offers based on off-net calls, more data allowance and push on pre to post migration. As a consequence of this, we managed to add 1.3 million lines in postpaid segment, reaching a mix of 23% from the total base, while assuring the leadership on prepaid segment with 48.5 million lines.

Another strong evidence that TIM is recovering its positioning can be seen in the Mobile Number Portability (MNP) figures, where TIM had a positive balance in every single month throughout 2016, an unprecedented results since the beginning of MNP process in Brazil.

The subscriber base is not changing only in therms of method of payment (prepaid vs. postpaid), but also a migration of technology from 3G to 4G. If in one hand 3G lines dropped by 21% in 2016 to 29.5 million users, 4G had an outstanding pace with 137.2% growth in the same period and finished the year with 16.9 million lines.

All the repositioning in commercial and marketing fronts was made with great attention to Opex, the second highlight in the turnaround path. A very intense crash-program on costs was put in place with a very broad scope.

Another Layer in Cost Efficiency

The original efficiency program started in 2015 evolved to a larger program in 2016, with additional challenges and targeting savings of R$1.7 billion for the period between 2016-18. The great majority of that savings was conquered along the year of 2016, we closed this period delivering R$1.2 billion in savings. Consequently, despite upward pressures from inflation and other elements, normalized total opex for the year fell 11.5% to R$10.4 billion.

The 2016 efficieny program main actions involved: (i) contracts renegotiations; (ii) rightsinzing the workforce through a lay-off program; (iii) review of commissioning strategies, (iv) adjusting and optmizing processes and systems; (v) controling network costs by applying regulated tariffs and maintaining the implementation of our own infrastructure to reduce the number of leased lines.

Our efforts guaranteed not only a lean organization but a significant saving and supported EBITDA margin expansion to TIM’s highest historical level.

Network Structural Advantage on 4G

Last but not least on the turnaround process, infrastructure fast deployment remained one of our priorities in 2016. As such, numbers of cities covered with 4G reached 1,255, an outstanding mark of over 800 new cities in a year and confirmed the solid leadership position in 4G coverage. TIM invested R$4.5 billion in infrastructure or near 29% of total revenues, yet another strong commitment to the long term view and to the improvement of customer experience.

Conclusion and Perspectives

In conclusion, it seems the worst is behind not only for macro economy but, more important, for the Company. Our achivements in 2016 are paving the way for a lean and client centered organization, at the same time as we are confirming our commitment to pursue sustainable growth, whlie improving cash generation and the return levels.

Stefano De Angelis

CEO

 (A free translation of the original in Portuguese)

2. Economic and Industry Overview

2.1. Economic Environment

In 2016, the Brazilian economy experienced another year of gross domestic product (GDP) contraction,-3.49%1, summed with high interest rates and double-digit unemployment, despite the beginning of a political and fiscal stabilization saw in the second half of the year. On the political side, the country had the second process of impeachment in its history, and after that process the new government team works to recover credibility, starting with changes in economic guidelines, including establishing a limit for public spending, discussing the public pension reform, launching programs of concessions and others economic stimulus. At the global level, political tensions in the East, the Brexit, the US elections and the increase in interest rate carried out by Fed raised the uncertainties in the international market, leaving unclear the direction of the global economy in the coming years.

Back to the macro-economic scenario, the inflation, measured by the Consumer Price Index (IPCA), slowed the peace and closed the year at 6.3%, below the ceiling established by the Central Bank, and the basic interest rate (SELIC) started the descending trajectory. The SELIC rate ended 2016 at 13.75%, a reduction of 0.5 percentage point compared to 2015. Market forecasts, according to the latest BACEN report, a convergence of inflation near to the center of the target in 2017, 4.5%, and successive cuts in the interest rate. The credit market declined in 2016, due to the lower economic rate, high unemployment of 11.5% and high interest rate.

In the foreign exchange front, the Real currency appreciated 16.5% against the US dollar. After having hit the greatest devaluation by the beginning of the year at R$4.16 (R$/US$), the currency reversed the trend with the change of government and the recovery of commodities’ prices. The trade balance ended 2016 with a surplus of U$47.7 billion, up 142% vs. 2015, despite the reduction in exports, 3%, but offset by the sharp drop in imports, 20%.

2.2. Particularities of Telecommunication Sector

Mobile telephony in Brazil is characterized by being a private sector where some prices and tariffs are regulated, but the competitive environment determines most of the pricing dynamic. ANATEL, the Telecommunication agency, acts as the regulator, with the mission to “promote the development of the country's telecommunications, to give it a modern and efficient telecommunications infrastructure, able to offer society appropriate services, diversified and at fair prices, throughout the national territory.”

In the competitive arena, the Brazilian mobile sector presents as one of the most competitive in the world, being one of the few to have four major competitors with a national presence and a market share from 17% to 30%. The strong competition in the market and the high level of taxes in telecom industry implies pressure on margins.

The need of constant investments is also a major feature of the telecommunications industry in Brazil. To support the increase in network traffic over the years and the advent of new technologies, high levels of investment are necessary to ensure the scale and quality of services provided.

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3. TIM Services

3.1. Our Business

TIM has a strong brand and reputation as innovator and disruptive Company, having pioneered several product launches in Brazil. Innovative plans and offerings have helped to position the Company as a service provider able to set a new standard in the market. Among these plans, we introduced the concept of charging per call (rather than per minute), equalizing the tariffs for local and long distance calls within our network and also started the movement to equalize on-net and off-net call.

In 2016 TIM started a new institutional campaign featuring the launch of a new logo and a new tag line “Evoluir é fazer diferente” (Evolve is doing differently). The new tag line represents a new market positioning and points to a different form of facing the relationship with the customers. This transformation is part of a journey that has been conducted by the company, focusing on quality and better user experience.

TIM’s new positioning seeks to fulfill consumers’ needs by understanding what they value and earn their trust based in three pillars: (i) INNOVATION which is already in the company's DNA and will continue as a priority, with new plans, offers, partnerships and technologies; (ii) QUALITY is extremely important in this new route. TIM worked to become the leader in 4G coverage and maintain strong investments in infrastructure to deliver the best to its customers and be prepared for the future; (iii) USER EXPERIENCE, complement the two other pillars by establishing a new relationship with clients and acting so that everyone receives the best caring experience, great services and transparent relationship with the company.

3.2. Our Strategy

With our stated strategy of focus on data, the growth of our data net revenues continued unabated even by the macro crisis and achieved again a double digit growth, 13% versus 2015.

TIM is totally committed to the turnaround, changing the "cheap brand" perception to a quality operator, capable of competing in high-end segments too. This transition involves greater operational and organizational efficiency, infrastructure expansion, sophistication of customer service channels, as well as the defense of prepaid leadership, while recovering the post-paid segment with a more complete portfolio approaching a “more for more” concept.

Corroborating with the strategy of acting in high-end segments, the Company offers fixed broadband services through TIM LIVE, an ultra broadband service operated in the states of SP and RJ with the best market recognition in the country and leader in the Netflix speed ranking. The operation has shown positive results, both in terms of net revenue and in the evolution of the base, as a result of investments in infrastructure and commitment to the best customer experience.

We keep focusing on the strategic importance of deploy a robust infrastructure for data growth, focusing particularly on 4G technology, which provides better quality of service and increased efficiency in network costs. Our volume of investments allowed us to enlarge the 4G leadership position in terms of coverage in Brazil, either in number of cities, whether in percentage of the population covered. This condition is an excellent opportunity for the Company, due to the solid trend of increasing volume carried and data traffic on 4G network. The complete infrastructure is essential to our competitive positioning now and in the future, that is why we are still working in the development of our 3G network, which is helped by the offload through 4G network that allows a better experience also on 3G, improving the quality for data and voice.

(A free translation of the original in Portuguese)

4. Human Resources

TIM has as one of its strategic pillars “People and Organization,” so that the focus on people, the development of their capabilities and skills initiatives are vectors of encouragement and renewal of the sense of pride and belonging of employees. Our goal is to stimulate creativity and encourage people to break the barriers of everyday life and go beyond their limits.

The company manages its human resources by aligning the expectations of people, the needs of business and market conditions. In a motivating and challenging work environment, TIM offers space and opportunities for its team to expand its horizons, develop and enhance the achievements of the company.

4.1. People

The TIM Group closed the year 2016 with 9,863 employees throughout Brazil. This workforce, with their stories and their knowledge, represent the intellectual capital of the company and act as a key element to the development of the business.

Approximately 69% of people have or are attending college education and  8% of workforce has a post-graduate degree. The numbers and achievements show that employees make up a diverse and highly qualified staff to meet the challenges of the company. TIM's workforce is complemented by 264 trainees and 247 apprentices.

4.2. Development and Training

Employees have access to innovative tools and well-structured ways to evolve within the company and build a successful career. In line with the organizational values of the company, they trace the career from their own professional experiences and knowledge acquired with the company's investment. On this regard, TIM invested more than R$5 million in training and development of its employees during 2016.

Focusing on the career development of its employees, TIM maps and monitor individual performance to guide the activities with more assertiveness. In addition to encouraging and providing real opportunities for growth, the company recognizes the dedication and the high performance of its professionals, with reference to the Performance Management.

The attraction and the development of high potential professionals are priorities for TIM. Through the program Talentos Sem Fronteiras, TIM seeks to identify and attract the best young professionals in the job market, preparing them to put into practice new ideas and take strategic positions in the company in a short time.

In order to attract the best students and train our future professionals, the program Estágio Sem Fronteiras brings to TIM young professionals with energy, determination, initiative, team work and, especially, interest in challenges.

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4.3. Long Term Incentive Plan

The Long Term Incentive Plan aims at granting stock options or subscription of shares issued by TIM Participações to officers and employees of the Company and its subsidiaries, thus seeking to promote the expansion, the achievement and the success of the Company’s social objectives as well as align the interests of shareholders and management of the Company.

The plan consists on granting the right to buy company stock for a predetermined price during a specified period. The options are subject to vesting (a period of time where the options cannot be exercised) and performance conditions (that can adjust positively or negatively the option price). As long as the employees are able to add value to the stock price, they can profit with the exercise of their options.

The granting of stock options or subscription of shares has been held annually for 3 years, and the exercise of the purchase option or subscription of shares will be carried out gradually, up to 33% in the first year, up to 66% in the second year and 100% in the third year, counted from each of the three grants. The term of the options is 6 years.

As approved by the Annual General Meeting, the administration of the Plan rests with the Board of Directors, subject to the Company's Bylaws. Currently, there are two prevailing Long Term Incentive Plans in the company, referring to the 2011-2013 and 2014-2016 cycles.

The exercise of 2011-2013 Plan options is conditioned upon the achievement of specific performance targets by TIM’s stocks, while the exercise of options of the 2014-2016 Plan is conditioned to the analysis of the performance of TIM’s stocks comparatively to other stocks of the market. The Strike Price is calculated by applying an adjustment, increasing or decreasing, over the Share Base Price as a result of share performance, considering the criteria defined in each Plan.

4.3.1. Stock Option for 2011-2013 Cycle Summary

Plan	Granted Options	Exercised Options	Expired Options	Not Exercised Options

2011 - 2013 Plan	8,567,765	-3,399,832	-4,020,010	1,147,923
1st Grant	2,833,595	-1,532,132	-1,301,463	0
2nd Grant	2,661,752	-896,479	-1,495,818	269,455
3rd Grant	3,072,418	-971,221	-1,222,729	878,468

(A free translation of the original in Portuguese)

4.3.2. Stock Option for 2014-2016 Cycle Summary

Plan	Granted Options	Exercised Options	Expired Options	Not Exercised Options

2014 - 2016 Plan	9,040,589	0	-1,454,355	7,586,234
1st Grant	1,687,686	0	-382,124	1,305,562
2nd Grant	3,355,229	0	-1,072,231	2,282,998
3rd Grant	3,997,674	0	0	3,997,674

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5. Network

The investments of the Company prioritized projects for (i) the expansion of its fiber optic network (ii) the optimization of the use of the network, with adjustments to improve the signal quality in the current coverage areas and (iii) the mapping of the main causes of interruptions and failures of the network, as well as the necessary measures to prevent these events, ensuring call and data connection quality, for greater user access capability. As a provider of an essential service to the socioeconomic development of the country, we strongly believe that this is contributing to the country's infrastructure development, promoting universal access to telecommunications services. The Company reaffirms its investment commitment for the year 2017 and with the incessant search for more and better services, striving to meet all the needs of all its clients.

5.1. National Coverage

TIM’s infrastructure today has a national reach, covering approximately 95% of the Brazilian urban population, with a presence in over 3,460 cities. TIM also has extensive data coverage throughout the country, using the most advanced 3G and 4G technologies available, reaching 89% and 74% of the urban population respectively.

Of the total R$4.5 billion investments in 2016, R$2.9 billion and R$889 million was invested only in network and information technology, respectively, in order to expand coverage and capacity, with the growth of voice and data traffic.

TIM will continue investing to provide a high performance mobile broadband,  what enables the network to transmit data services with high quality through the capacitation of 3G with High Speed Packet Access(HSPA+), enabling the achievement of up to 21Mbps per carrier, in addition to enabling the Dual Carrier (DC) feature, totaling up to 42Mbps per antenna. Those investments also includes activation of sites with Long Term Evolution (LTE) (4G), enhancement of backhaul antennas through the expansion of Fiber to The Site (FTTS) network, deploy of microwave radios and use of new content management model (Cache infrastructure), reducing latency and improving the customer experience.

The year of 2016 ends with the delivery of major infrastructure projects for the benefit of users. Improvements in data transmission allow a differentiated navigation performance for mobile broadband users through websites linked to optical fiber and high-capacity microwaves, the upgrade of the radio access and implementation of new features in the network core.

In 2016, TIM increased by 51% the volume of eNodeB equipment (network element for LTE enabling) installation and also continuously increased the amount of sites connected by optical fiber and microwave, representing an increase of 9% if compared with end of 2015, enabling an increase in data transmission capacity.

It’s important to highlight that, since the beginning of 2016, TIM achieved the leadership on 4G coverage, achieving  1,255 cities and almost 130 million inhabitants at December 31, 2016, that now can rely on LTE technology.

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2G Coverage (95% of urban pop.)

3G Coverage (89% of urban pop.)

4G Coverage (74% of urban pop.)

The Company maintained the internal program started in 2009 to monitor the network quality, based on sample measurements on the roads of the major metropolitan areas of the country. The program monitors the network performance of TIM and also of the other mobile operators, and is used to make fine adjustments and provide improved network quality.

5.2. Client Service and Quality

The Company reached the lowest level, in history, for customer complaints registered with the Brazilian Consumer Protection and Defense Authority (PROCON), integrated in the National Information Integration System (SINDEC). TIM’s economic group has the fewest complaints registered until December, which means 59% fewer complaints than the economic group with the largest number of complaints.  According to an official report by the National Consumer Bureau (Secretaria Nacional do Consumidor), or SENACON, during 2016, TIM’s economic group satisfactorily resolved 81% of Preliminary Investigation Letters, or CIPs, and 76% of Justified Complaints, or RFs, submitted by PROCON.

In the last 12 months – considering official data disclosed by Anatel until August/16 and internal estimates from September/16 to October/16 – TIM posted solid improvements in the Agency’s voice quality metrics. At the same time, it’s also important to highlight that TIM has been able to sustain its positive results in data indicators (3G/4G) despite the fast expansion of our coverage in 2016, especially in 4G where we have achieved leadership in terms of cities covered.

Instant Speed & Average Speed: Regarding Anatel’s metrics for instant speed (SMP10) and average speed (SMP11), we highlight that both indicators remain stable and above the Agency’s target, guaranteeing a positive customer experience when using data. In a scenario of strong data traffic increase (+56% YoY in 2016), such results also indicate strong resilience of our network.

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5.3. Wholesale

5.3.1. International Coverage (Roaming)

Abroad, TIM continues to expand the availability of international roaming services, there are already more than 450 networks available in more than 205 destinations on six continents (including Antarctica) for the use of Voice and 153 destinations with data coverage, among them 30 enabling LTE service. In addition, the company also provides to prepaid customers roaming services in 57 destinations. For the convenience of users, TIM’s clients traveling abroad also have coverage aboard sea cruises and aircraft.

5.3.2. MVNO (Mobile Virtual Network Operator)

TIM once again innovates exploring new business models, being the first and actual leader in MNO (Mobile Network Operator) infrastructure for MVNOs in Brazil. In this way, it is possible to benefit from market niches such as specialized services (M2M and IoT for example).

5.3.3. Wholesale Connectivity Provider

TIM Brasil has one of the biggest metropolitan (157 Cities) and long distance (57,000 Km) optic fiber infrastructure in Brazil providing a carrier multiservice coverage to support our Mobile/Fixed Broadband and Wholesale Connectivity Offers.

In order to provide Application Transparence, Standard and Simple Serviceability, bandwidth scalability, TIM offers Carrier Ethernet Service providing an end to end high speed service for wholesale backbone (resilience), mobile backhaul and/or end customer premises access using the 2.0 MEF Certification for Ethernet Standard Service, as the unique Brazilian Operator with this International Certificated Network and Specialized Carrier Services.

(A free translation of the original in Portuguese)

6. Operational Performance

6.1. Overview of the Brazilian Market

Following the trend started in 2015, 2016 were marked by clean-up actions from operators due to multiple SIM card consolidation process.

6.2. TIM’s Performance

TIM’s subscriber base reached 63.4 million lines by the end of 2016, posting positive net additions of 171 thousand lines in the last quarter and reversing the negative trend from 2016 first quarters. This performance resulted from a consistent growth in the postpaid segment that more than compensated disconnections in prepaid lines. In a yearly comparison, net additions were significantly up from negative 6.3 million in 4Q15.

Considering 12 months of 2016, TIM posted negative net additions of 2.8 million lines (vs. -9.5 millions in 2015) mainly due to strong disconnections in the prepaid segment during 2Q16. Total gross additions decreased to 31.5 million in the year versus 34.2 million in 2015 while disconnections decreased to 34.3 million lines (compared to 43.7 million in 2015). Consequently, churn rate came down to 52.4% in 2016, from 59.1% in 2015.

Postpaid customer base reached 14.9 million users by the end of 2016, up by 9.6% YoY. Postpaid net additions summed 1.3 million lines in 2016, an increase of 21% when compared to 1.1 million added in 2015. These results confirm that the Company is putting in place the right strategy to regain its fair share in the segment and also reaffirm the good results achieved in Controle plans.

The recovery path in the postpaid segment is also being supported by stronger Mobile Number Portability (MNP) figures.

In 2016, TIM achieved positive results in postpaid MNP every month. Since the introduction of the new portfolio in November 2015, the Company has been posting positive MNP figures in postpaid segment, reverting years of negative performance.

In the prepaid segment, TIM reduced the disconnection pace in 2016, but still followed a strict policy to maintain its base clean. By the end of the year, prepaid base reached 48.5 million lines, down 7.8% YoY, disconnecting 4.1 million lines in 2016 (versus 10.6 million in 2015).

Detailing the customer base by technology:

•

Total 3G lines reached 29.5 million users by the end of 2016, down 21.4% YoY following customers’ migration to 4G devices.

•

4G base reached 16.9 million users in December/16, a relevant increase of 137% when compared to 2015. In absolute terms, the yearly growth represents 9.8 million new 4G lines following Company’s ongoing efforts to move users to the LTE technology, in which TIM has been concentrating investments in coverage and quality.

Overall smartphone penetration reached 72% of the customer base in November/2016, an important increase of 464bps when compared to 2015, as a result of the Company’s strategy of equipping its customers in order to stimulate data services penetration, especially on 4G. Unique data users reached 32.9 million lines in November/16. This is another good result of the constant evolution in Company’s offer portfolio following the ‘more for more’ approach. As a percentage of the total base, unique data users reached 52% in November/16.

6.3. Fixed Broadband Market

2016 was a remarkable year for TIM Live with solid evolution in all business fronts: revenues, clients, market share and coverage. The company closed 2016 with more than 306 thousand clients (+32% YoY) adding more than 74 thousand new clients in the base in 2016. The strong performance was driven by the quality leadership, recognized by numerous prizes and rankings

TIM Live ended 2016 with sound and constant financial results through all quarters supporting Fixed Services revenues growth in 2016, due to its high value customer base with resilient ARPU.

TIM Live expanded its coverage reaching more than 2.1 million addressable households in 2016 closing the year with approximately 3 thousand MSAN’s installed.

 (A free translation of the original in Portuguese)

7. Financial Performance

In order to better represent financial performance and business trends, TIM normalizes some lines of its P&L, eliminating the impact from one-off elements. These movements are pointed when required.

7.1. Operating Revenues

Net Revenues totaled R$15,617 million in 2016 or -8.9% YoY, confirming the recovery trend from -12.1% in 2015. Fast reduction of voice services, tough macroeconomic conditions and still the impact of mobile-termination (VU-M) rate cuts are the main causes for the negative performance in revenues. However, during 2016, the recovery path was clear starting from -15.3% in 1Q16 to -1.7% YoY in 4Q16, as a consequence of lower pressure from traditional services and handset revenues, while VAS revenues maintained its solid growth.

Net Revenues breakdown and other highlights are presented as follows:

Service Revenues totaled R$14,720 million in 2016 down 4.3% YoY, but showing an improvement as the decline pace decelerated when compared to -5.7% YoY in 2015. Same trend is observed in Mobile Service Revenues (MSR) that ended 2016 at R$ 13,968 and -5.1% YoY (vs. -6.5% YoY in 2015) consolidating a recovery path during the year.

Usage and Monthly Fee Revenues ended 2016 down 12.6% YoY reaching R$4,891 million. During the year the line was impacted by the migration from voice towards data usage. This revenue stream will continuously change its dynamic as TIM introduces more bundled offers (voice + data). Minutes of Use (MOU) came at 117 minutes for FY16, representing small reductions when compared to 119 minutes in 2015.

Value Added Services (VAS) Revenues rose 13.0% YoY in 2016, maintaining the solid pace and representing 44.7% of MSR. Innovative Revenues (connectivity services + content & other VAS) rose 20.5% YoY in 2016 and continues to be the main driver for Revenues improvement. The company expects this revenue line to reaccelerate in coming quarters as bundled offers (voice + data) increase their penetration over the customer base.

With customers having larger data allowances, BOU (bytes of use) rose 38.2% in 2016 when compared to 2015 due to the company’s effort to switch customers to 4G technology and increase smartphone penetration to drive innovative revenues growth.

Long Distance (LD) services continue to be the most impacted line of traditional revenues, due to the exposure in voice to data migration. LD Revenues ended 2016 down 22% YoY, as LD services commoditization process is speeding up and has impacted the performance of revenues in 2016.

Interconnection Revenues fell by approximately R$460 million or -30% YoY in 2016, following a reduction in the Mobile Termination Rate (MTR) tariff (VU-M). However the MTR incidence on Net Service Revenues reached the lowest level at 6.2% in 2016, as a consequence of this tariff cut. Excluding the MTR cut effects, Mobile Service Revenues would have fallen 1.7% to R$ 14,484 million instead of a 5.1% decrease.

Other Mobile Revenues were up 31.6% YoY. This was an ongoing trend during the year and is mainly driven by an increase in network sharing revenues.

ARPU (Monthly Average Revenue Per User) closed 2016 at R$18 a sound growth of 7.9% YoY, reaching its highest value since 2013. The new portfolio continues to bring higher value customers in all segments (prepaid, controle and postpaid). Confirming VAS as a driver for revenues improvement, ARPU from Value Added Services, once more, posted a solid growth of 27.7% YoY in 2016.

Fixed Services Net Revenues rose 13.8% YoY in 2016. The year result confirms the resilience of TIM’s fixed operations. Even with a tough macro environment TIM Corporate Solutions fixed services remained on track together with TIM Live that had another solid year speeding the growth in revenues when compared to 2015.

Product Net Revenues were down 48.9% YoY in the 2016, reflecting the handset volume reduction. Despite all macroeconomic headwinds and FX volatility, smartphone penetration kept increasing and reached 72.3% (vs. 67.6% in 2015) of total base in Nov/2016. The foreseen recovery of the Brazilian economy might create a positive effect for the handset business in 2017.

7.2. Operating Costs and Expenses

The uninterrupted efforts under the scope of TIM’s Efficiency Plan delivered expressive results in 2016, driving Total Normalized Opex down by 11.5% YoY despite pressures from higher focus on postpaid and increasing off-net traffic. Excluding Cost of Goods Sold, Normalized Opex reached R$9,411 million in 2016, a relevant decrease of 4.8% YoY.

Operating expenses breakdown analysis for the year is presented below:

Over the course of 2016, Personnel Expenses line was mostly driven by the Organization Rightsizing pillar under the Company’s Efficiency Plan. This initiative led to a reduction of ~3,200 people (-24.5% YoY) in our workforce, which totaled 9,863 people by the end of 2016. More than half of this figure (~1,800) can be attributed to the two outsourced call centers in Curitiba (PR) and Recife (PE) in 3Q16.

Normalizing effects such as severance and other benefits paid in 2016 lay-offs (R$33 mln in 1Q16 and R$23 mln in 3Q16), Normalized Personnel Expenses fell -9.1% YoY in 2016.

Selling & Marketing expenses decreased by 3.9% YoY. Despite the update in the new offers portfolio and a solid increase in postpaid gross additions in the year (+12% YoY), TIM managed to achieve significant savings in advertising and commissioning expenses as a result of the efforts from its Efficiency Plan throughout the year.

In 2016, Network & Interconnection costs fell 1.3% YoY, mainly influenced by a drop in total interconnection (ITX), and helped by cost-efficiency gains related to the reduction of leased lines’ tariff adjustment in accordance with Anatel's 639 resolution. More details about this line’s performance follow below:

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Despite the ongoing efficiency in leased lines expenses, network related costs were up 1.3% YoY, mainly due to network sharing costs that accelerated together with the same line in revenues. Network costs are composed by the green areas in the chart below.

•

Interconnection (ITX) costs on the other hand fell 4.7% YoY, as a result of continuous SMS business deterioration and a reduction in costs with other types of ITX (i.e. TU-RL). Such effects more than compensated the increase in off-net traffic (VU-M related) – as a consequence of the portfolio launched in Nov/15 – and higher costs related to content (Value Added Services) providers, which follows the expansion of data services. Interconnection costs are composed by blue areas in the chart below.

In the year, Normalized General and Administrative (G&A) expenses posted a sound decrease of 12.9% YoY (excluding transformation costs), chiefly driven by a reduction in consultancy services – a key area of efforts within the Company’s Efficiency Plan – with significant savings in all major sub items composing this line.

In 2016, Costs of Goods Sold (COGS) were down 47.4% when compared to 2015, still heavily impacted by the change in handsets business strategy and a tougher macroeconomic environment. Number of handsets sold totaled 1.28 million, a solid decrease of 73% YoY.

A tougher macro environment and higher focus on postpaid customers drove Bad Debt expenses up 15.7% YoY in 2016. Nevertheless, TIM is still being able to sustain a healthy level of Bad Debt as a percentage of Gross Revenues which stood at 1.2% in 2016 (vs. 0.9% in 2015).

In 2016, Normalized Other Operational Expenses were down 32.1% YoY (excluding the effects of the towers sale of R$44 mln, being R$37 mln in 2Q16 and R$7 mln in 4Q16) summing R$293 mln.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + total advertising expenses) came at R$29.0 per gross addition in 2016, a reduction of 4.8% YoY, as a result of efficiency initiatives in commissioning and advertising expenses, despite an increase in postpaid gross additions when compared to last year (+11.6% YoY).

Consequently, the SAC/ARPU ratio (indicating the payback per customer) stood at 1.6 months in 2016, slightly lower than when compared to 2015 (1.8x).

(A free translation of the original in Portuguese)

7.3. From EBITDA to Net Income

EBITDA

Normalized EBITDA (excluding towers sale impacts in 2016 and 2015 and other effects in 2016) reached R$5,230 million, a decrease of 3.2% versus 2015, an important improvement considering the negative performance in the beginning of the year.

2016 EBITDA performance is explained by (i) a gradual but consistent improvement in net service revenues trends with solid innovative mobile services pace, (ii) better handset margins (Product Revenues – COGS), (iii) continuous focus on efficiency initiatives in all areas of the Company (rightsizing, third party services, network, commissioning and advertising, etc). Nonetheless TIM still suffers effects from traditional mobile revenues decline and lower incoming revenues.

All the above together with a more pronounced participation of data revenues are driving Normalized EBITDA margin up yearly, reaching  33.5% in FY16, a solid increase of 197bps compared to FY15.

MTR incidence on Normalized EBITDA fell once more, reaching its lowest level at ~4% for the full year of 2016. If we exclude the MTR cut effects, normalized EBITDA would have fallen 0.7% YoY instead of 3.2%.

D&A / EBIT

Depreciation and Amortization increased 12.6% in 2016. This performance is explained by higher network equipment depreciation and higher software amortization. This trend follows our Capex deployment intensification in past years. As a consequence, Normalized EBIT, in 2016, reached R$1,445 compared to R$2,040 million in 2015.

NET FINANCIAL RESULT

In 2016, Net Financial Result had a negative performance of R$411 million, higher than -R$250 million in FY15, mainly due to an increase in financial expenses that were impacted by leaseback after towers sale and a decrease in financial income due to the weak performance of FX fund (meant to follow USD variation and cover Opex and Capex USD exposure), partially offset by a market-to-market positive effect.

INCOME TAX AND SOCIAL CONTRIBUTION

Considering FY16, Normalized Income and Social Contribution summed R$283 million, a strong reduction versus R$543 million in FY15. This performance was mainly due to an effective decrease in the tax base caused by the increase of the regional tax incentives (SUDAM/SUDENE), which led effective tax rate to 27.4%.

NET INCOME

Normalized Net Income summed R$750 million (versus R$1,247 million in FY15). Normalized EPS (Earnings per Share) reached R$0.31 in FY16 (vs. R$0.51 in FY15).

7.4. CAPEX

For the full year of 2016, Capex summed R$4,502 million, a decrease of 5.5% when compared to 2015 that is explained by negotiations with vendors and projects optimization.

Capex cycle peaked in 2015 and start descending from this level with strong results being confirmed: (i) 4G coverage leadership (more than 1,200 cities covered by the end of 2016), using spectrum refarming and carrier aggregation; (ii) 3G coverage evolution and (iii) fiber network expansion.

More details of the investments expected to 2017-2019 will be provide in the presentation of the new Industrial Plan on February 6th.

7.5. Debt and Cash

Gross Debt reached R$8,329 million by the end of December/2016, including (i) leasing recognition in a total value of R$1,597 million (concerning towers leaseback, LT Amazonas project, and other financial leasing); and (ii) hedge position in an amount of R$135 million (reducing gross debt). Gross debt in the end of December had a moderate decrease compared to R$8,432 million in the same period of last year.

Company's debt is concentrated in long-term contracts (86% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top international financial institutions.

Approximately 19% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. Average debt cost in FY16 without leasing was 12.50% vs. 11.69% in FY15.

Cash position totaled R$5,608 million by the end of December/2016, a decrease vs. R$6,700 million in December/2015. Average cash yield without FX fund, in 2016, reached 14.22% (vs. 14.33% in FY15).

Main movements that affected cash and securities in the last 12 months are demonstrated as follow:

The Company has an investment fund in foreign exchange of R$480.0 million, basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on payments made to suppliers.

Net Debt/EBITDA ratio reached 0.52x by the end of 2016 compared to 0.32x in 2015. Due to the payments illustrated in the graph above, net debt increased to R$2,721 million by the end of December/16 compared to R$1,733 million in the same period of last year.

 (A free translation of the original in Portuguese)

7.6. Free Cash Flow

Normalized Free Cash Flow summed R$68 million, an important recovery versus -R$742 million in FY15. This performance is mainly explained by lower investments and a positive impact from working capital increase due to a reduction in accounts payable to suppliers following a resize of the handset business started in 2015.

(A free translation of the original in Portuguese)

7.6. Towers Sales Impacts

In 2016, TIM concluded two additional closings under the Tower Sale agreement signed in November 2014 with American Tower do Brasil (ATC) that comprised overall sale of 6,481 towers for ~ R$3 billion cash.

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First closing: On April 29, 2015, TIM transferred 4,176 towers to ATC and received ~R$1.9 billion.

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Second closing: On September 30, 2015 TIM transferred 1,125 towers to ATC and received ~R$517 million.

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Third closing: On December 16, 2015 TIM transferred 182 towers to ATC and received ~R$84 million.

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Fourth closing: On June 9, 2016 TIM transferred 270 towers to ATC and received ~R$109 million.

•

Fifth closing: On December 20, 2016 TIM transferred 66 towers to ATC and received ~R$27 million.

Totaling 5,819 towers, for a purchase price of R$2,637 million.

The Master lease agreement (MLA) defines the leaseback of the transferred towers for a 20 years period. According to IAS17, this transaction should be registered as (1) sale and (2) leaseback and following its requirements, the leaseback registered as financial leasing.

The Financial Statements impacts conciliation and the related notes for further details concerning all closings can be found on Note nº 1.b of Financial Statements.

 (A free translation of the original in Portuguese)

8. Corporate Social Responsibility

Our Social and Environmental Responsibility policies guide the company's actions and initiatives and are based on the principles of the UN Global Pact, a voluntary agreement of which TIM is a signatory since 2008. Through this agreement, companies worldwide are committed to ensure compliance with the ten principles relating to human rights, working conditions, environment and anti-corruption.

The Company is aware of the potential negative impacts of its business segment, such as the solid waste from device replacement and electromagnetic emissions from Radio Base Stations (RBS). However, TIM’s strategy in recent years has also generated positive byproducts in this sense, like the RAN Sharing agreements, (1) TIM and Oi, approved by Anatel in 2013, involving 4G network to accelerate the implementation of mobile broadband, (2) TIM, Oi and Vivo, closed at the end of 2015, for implementation and provision of telephone and broadband services with use of 4G technology in the frequency of 2.5 GHz for the years 2015, 2016 and 2017 and also the RAN Sharing agreement between (3) TIM and VIVO, approved by ANATEL in 2016, for rural service. These and other ongoing initiatives have positive urban impact, because imply in reducing the number of new stations, minimizing the inconvenience to the population. In addition, the development of technology and equipment optimize the use of energy, reducing the environmental impact, as a result of the search for more efficiency and rationality in the use of resources.

Biosites are structures that allow specific coverage and improved efficiency of the use of energy and space, employing in their attachment structure much less steel than the traditional structure of Radio Base Station. At the end of 2016, TIM had 307 Biosites activated, an increase of 284% compared to the end of 2015. With a significant reduction in visual impact, Biosites helps to harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras.

Aiming to know and give transparency to gas emissions that impact the environment, TIM develops the GHG inventory in accordance with the methodology of the GHG Protocol. This inventory is verified by an independent third party who adds reliability to our final results. The Company also has its Climate Change Policy, establishing corporate performance guidelines regarding the management of their GHG emissions.

Such initiatives, in our view, are also part of a management focused on sustainable development. The recognition of this work and other corporate governance improvements supported the renewal for the ninth consecutive year in the Corporate Sustainability Index (ISE), from BM&F Bovespa.

TIM has been continuously improving its Environment Management. In 2012, the company obtained an environmental certification - ISO 14001 for the states of Rio de Janeiro, Espírito Santo and São Paulo regarding “Tim Cell Phone Network Management and Operation” activities, considering administrative buildings, industrial buildings and RBS. TIM was the first mobile company to receive this certification in Brazil2.

In the following years, including 2016, TIM continued to structure its environmental aspects, occupational health and safety through the expansion of the Environment Management System (according to ISO 14001 standard) and the implementation of Occupational Health and Safety Management System (according to OHSAS 18001 standard).

The company offers to its employees education opportunities for sustainable development. Beside the Sustainability, Environmental Policy and Environmental Management System courses, in 2016, TIM also promoted update trainings on ISO 9001 and 14001 standards, contributing for the improvement of the Management System.

In 2016, the anti-corruption program, which applies global anti-bribery practices to all those who have business relationships with the Company, prohibiting the offer, payment, request or acceptance of advantages of any kind and also guides its recipients on how to act in these situations, continued through a range of actions such as: Analysis of processes sensitive to the Anti-Corruption Policy; Risk identification; Improvement actions; Updating and creation of regulations; Workshops; Report of Compliance activities regarding the Anticorruption Program to the Statutory Audit Committee, Control and Risk Committee and Board of Directors.

TIM recognizes that companies have an important role to play when it comes to public education and collective welfare in Brazil. Therefore, in 2013, Instituto TIM (TIM Institute) was founded with the mission to create and enhance resources and strategies for the democratization of science, technology and innovation that promote human development (http://en.institutotim.org.br/).

The Company also have a Private Social Investment Policy which defines strategic guidelines for Private Social Investment at TIM Group and at Instituto TIM, that ensure the planning, solidity and transparency involved in the investment of resources to social projects of the Group. The Policy also establishes criteria for Private Social Investment (PSI), through Instituto TIM’s strategic principles, as well as the roles and responsibilities of the functions involved in processes linked to the PSI.

Among the main projects of Instituto TIM is "The Math Circle - Brazil", which aims to develop the mathematical skills of children studying in public schools located in poor areas. In 2016 5,774 students of 59 public schools participated in 12,804 classes in 12 municipalities. On the other hand, the training sessions of “O Círculo da Matemática do Brasil” were carried out to 2,110 teachers and coordinators of public schools from 20 municipalities.

Another important project is “TIM Makes Science,” which delivers educational materials to teachers of public elementary schools in order to help their students to understand and to utilize mental operations to produce scientific knowledge (define, classify, question, generalize, apply, check and observe). In 2016 4,764 teachers submitted to receive learning materials and hold classes to 136,764 students in 115 cities throughout Brazil.

Furthermore, Instituto TIM has created a technological initiative called “TIM Tec" – a MOOC platform that provides free online courses aligned with the curriculum of the Technological Axes of the National Catalog of Technical Courses of the Ministry of Education (PRONATEC). By December 2016, 25 courses were published in the platform (mooc.timtec.com.br). At the end of the year TIM Tec was recognized as one of the best private initiatives of the country that contribute to the usage of new technologies in educational environments, distance learning and teaching (ARede Educa Awards 2016).

Instituto TIM's commitment to promote human development in Brazil through the democratization of science, technology and innovation is well expressed by the development of free software solutions, such as ZUP (Participatory Urban Governance) – a system that encourages citizens to collaborate to the city’s governance - and “Cultural Maps” - a mapping tool of cultural initiatives that contributes to improving the cultural management of urban territories.

Those ZUPs was installed in the cities of São Bernardo do Campo (SP), Boa Vista (RR) and Rio de Janeiro (RJ). In June 2016, ZUP’s platform in Rio de Janeiro was expanded and adapted for the management of mega-events and also began to be used by the agents of Rio Operations Center (COR). COR teams are dispersed to regions where the events occur, according to the flow of spectators, to monitor the sites and report incidents. The first use of the new platform was during Rio 2016 Olympic and Paralympic Games.

São Paulo was the first city to adopt “Cultural Maps”, where the platform is called “SP Cultura”. Cultural Maps has also been implemented in five other municipalities and two states. In 2015 Instituto TIM began a partnership with the Ministry of Culture and Cultural Maps started to be used as the free technological solution behind the new National System for Cultural Information and Indicators (SNIIC). From 2013 to 2016 more than 20 cities installed Cultural Maps as their official platform for collaborative management of Culture.

Since 2013, Instituto TIM’s initiatives have reached 700,000 people over 300 municipalities in Brazil.

Our social investment initiatives include donations, projects developed by Instituto TIM and sponsorships. In 2016, we invest almost 20 million Reais in social benefit. Please see the table below:

(A free translation of the original in Portuguese)

2016 Private Social Investment (R$'000)
Donations	487
Instituto TIM’s projects¹	18,199
Education	9,358
Applications	2,904
Work	2,156
Inclusion	1,557
Others	2,224
Initiatives in the Community²	1,278
Sports sponsorships	80
Cultural sponsorships	698
Others	500
Total	19,964

¹ About 17 million Reais were invested as a mandatory social contribution to the credit granted by the Brazilian Social and Economic Development Bank (BNDES) to TIM Celular.

² Tax incentives are included in the total amount invested in that category and accounted for 48% of the investment in Initiatives in the Community.

 (A free translation of the original in Portuguese)

9. Corporate Governance

9.1. The Only Telecom Company in Novo Mercado

Initiating on August 3, 2011, TIM adhered to Novo Mercado, which concentrates companies committed to the best corporate governance practices.

The migration to the Novo Mercado resulted in benefits for all shareholders. The rules required by the Novo Mercado Regulation, aligned with the best corporate governance practices in markets like the United States and Europe, increased the potential for attracting new investors and the liquidity of the shares of TIM Participações. In addition, all of the Company's shares became part of the Company's program of American Depositary Receipts.

Joining the Novo Mercado leverages a higher liquidity and valuation of the Company's shares, allows greater access to international markets, promotes the strengthening of the institutional image and increased confidence in the Company.

Additionally, TIM Participações belongs to the select group of companies that make up the Corporate Governance Index portfolio (IGC), the Stock Index with Differentiated Tag Along (ITAG) of BM&FBOVESPA and also the Corporate Sustainability Index (ISE), composed of companies that have committed to manager risks deriving from economic, environmental and social developments.

9.2. Corporate Governance at TIM

TIM Participações is a publicly traded corporation, managed by a Board of Directors and a Board of Executive Officers, and is supervised by a Fiscal Council and the Statutory Audit Committee.

The duties and responsibilities of the Board of Directors, Board of Executive Officers, Fiscal Council and the Statutory Audit Committee are determined by Brazilian law, the Company's Bylaws, the Novo Mercado Listing Rules, the Internal Rules of the Board of Directors, and the Internal Rules of the Fiscal Council and the Internal Regulation of the Statutory Audit Committee.

As active members responsible for the community in which it operates, the Company and its officers should guide their actions by legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business, guided, in addition to ethics and loyalty, good faith, the Company seeks to: (i) act with transparency in business, (ii) promote fair competition; (iii) competitive excellence in the market; (iv) serve the welfare and growth of community in which it operates; (v) enhance their human resources; and (vi) promote sustainable development.

9.3. Disclosure Policy

TIM Participações adopted in 2002 a Disclosure/Trading and Differences in Corporate Governance Policy of the NYSE, which the Company's management joined through the signature of the subscription term. As part of this policy, a code of conduct was established to be followed by all employees with access to privileged information, as well as imposing restrictions on trading with the Company’s securities during certain periods.

In 2014, the Company updated its Disclosure Policy in order to include the option granted by CVM Instruction 547/14, which allowed the disclosure of material facts in open platforms of newswire.

9.4. Board of Directors

The Board of Directors is a decision-making body which carries out the senior management of the Company, being composed of at least five (5) and no more than nineteen (19) members, with a two-year term, subject to re-election.

Currently, the Board of Directors consists of ten (10) members, including three independents.

All decisions made by the Board are recorded in minutes, which are published and recorded in the Board of Directors’ book of minutes, filed in the Company’s headquarters.

The Board usually meets once a quarter and extraordinarily upon the call of its Chairman or by any two Board members or by the Chief Executive Officer of the Company. The Chairman may invite to the board’s meetings any officer of the Board of Executive Officers, other Company executives, as well as third parties that may contribute with opinions or recommendations related to the matters to be considered. The guests invited to attend the Board meetings are not entitled to vote.

The Board of Directors has two (2) advisory committees, the Compensation Committee and the Control and Risks Committee, with recommendatory duties, which are composed only by members of the Board, also has as an agency linked the Statutory Audit Committee.

9.5. Board of Executive Officers

The Board of Executive Officers is the representative and executive management body of the Company, consisting of at least two (2) and a maximum of twelve (12) members elected by the Board of Directors for the term of two years, with reelection permitted and that may be removed by the same Board of Directors at any time. Currently, the Company’s Board of Executive Officers is composed by eight (8) members.

9.6. Fiscal Council

The Fiscal Council is the supervisory body of the Company's management acts and information to the shareholders and must work permanently. The Fiscal Council is composed of at least three (3) and at most five (5) members, all independent professionals, recognized by the market, that do not have any other relationship with the Company. Currently, the Company’s Fiscal Council is composed by three (3) members.

9.7. Statutory Audit Committee

The Statutory Audit Committee is a Company’s collegiate body of advice, linked directly to the Board of Directors, composed by least three (3) and at most five (5) members, and designed to monitor the quality and integrity of the financial report, in compliance with legal, regulatory and statutory rules, the adequacy of the processes related to the risk management and the activities of the auditors, both internal and independent, and to supervise and evaluate the execution of agreements of any nature between the Company or its subsidiaries, on the one hand, and the controlling shareholder, its subsidiaries or affiliates, subject to common or parent control of the latter, or otherwise related parties to the Company, on the other hand. In addition to its regular duties, the Statutory Audit Committee also plays the role of the Company’s Audit Committee, in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject, as a society registered with the US Securities and Exchange Commission - SEC. In 2016 CAE met twenty one (21) times throughout the fiscal year in the exercise of their functions.

Based on our data, the Administrative Council for Economic Defense – CADE ruled that the system of internal controls of the Company and its subsidiaries is adequate to the size and complexity of its business and structured to ensure the efficiency of its operations, systems that generate financial reports, as well as compliant with internal and external standards to which the transactions are subject.

The members of the Statutory Audit Committee analyzed the financial statements, accompanied by the independent auditors report and the management’s annual report for the fiscal year ended in December 31, 2016 ("Annual Financial Statements 2016"). Considering the information provided by the Board of Executive Officers and by the external auditors from BDO RCS Auditores Independentes, along with the proposed allocation of income for the year 2016, the Statutory Audit Committee assessed that such information and documents fairly present, in all material respects, the financial and equity position of the Company and its subsidiaries. Therefore, recommend unanimously the approval of the documents mentioned above by the Board of Directors for subsequent submission to the Annual General Meeting, pursuant to the Law of Corporations.

9.8. Control and Risk Committee

The Control and Risk Committee is a Company’s collegiate body of advice, linked directly to the Board of Directors and shall be composed of up to five (05) members of the Board of Directors, and two (02) members shall be mandatorily independent. Throughout 2016 this committee met twelve (12) times with the following objectives:

i.

to recommend internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Executive Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Board of Directors;

ii.

to monitor the Company’s compliance with our corporate governance policy and periodically update the same;

iii.

without prejudice to the competence of the Board of Directors, recommend procedures for better supervision of the management of the Directors;

iv.

to acknowledge the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company's By-laws;

v.

to approve the compliance department’s work plan and monitoring compliance with the same;

vi.

to review and evaluate periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, to request that the internal audit department review specific operational areas or that the compliance department develop new procedures;

vii.

to request information from the Board of Executive Officers regarding specific processes or issues of the Company and / or its subsidiaries, whenever it deems appropriate;

viii.

to supervise and monitor issues related to the social responsibility of the Company, aiming at the sustainable development of the Company and/or its subsidiaries, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct;

ix.

to analyze any other matters related to the internal control of the Company as are delegated by the Board of Directors.

(A free translation of the original in Portuguese)

9.9. Compensation Committee

The Compensation Committee is a Company’s collegiate, composed by three (3) members, linked directly to the Board of Directors, which is responsible for the appointment and dismissal of the Committee members.

Throughout 2016 the Committee met four (4) times with the following objectives: (a) prepare proposals for the Board of Directors regarding allotment of the overall annual remuneration approved by Annual General Meeting; (b) provide to the Board of Directors with proposals concerning the remuneration of our executive officers; (c) evaluate the compensation criteria of Company’s Executive Officers; (d) monitor the performance of the decisions taken by management and the Company’s policies relating to senior executive compensation; and (e) analyze other matters concerning the compensation of the Company’s members, as delegated by the Board of Directors.

9.10. Ownership Structure

The Company ended 2016 with capital stock in the amount of R$9,913,414,421.74, represented by 2,421,032,479 common shares. TIM Brasil Serviços e Participações S.A. holds a controlling stake in TIM Participações with 67% of the shares.

9.11. Dividend Policy

Under the Bylaws of TIM Participações, the Company shall distribute as mandatory dividend in each fiscal year ended on December 31, provided there are funds available for distribution, an amount equivalent to 25% of the adjusted net income.

It is mandatory to maintain a legal reserve, to which it must allocate 5% of net income for each fiscal year, until the value of this reserve equals 20% of the capital.

The distribution of annual dividends is deliberate at the Company’s Annual General Meeting.

9.12. Sarbanes-Oxley Act and Internal Controls over Financial Report

According to Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company’s internal control over financial reporting as of the end of each fiscal year.

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control-Integrated Framework.” These criteria are in the areas of control environment, risk assessment, control activities, information, communication and monitoring.

A conclusive report on the effectiveness of the internal controls of the fiscal year 2016 financial statements is expected to be issued by the end of the first quarter of 2017 by PricewaterhouseCoopers, an independent audit firm.

TIM participações has been assessed since 2006, when this requirement was created for listed companies in the New York Stock Exchange, a demonstration of its commitment to the highest levels of corporate governance.

9.13. Corporate Events

At the end of 2016, the Company presented an adjusted net income of R$595 million, being due the distribution of 25%, under the terms of its bylaws. The amount of dividends proposed for distribution will be R$149 million, which represents R$0.0614 per common share and R$0.3071 per ADR (1 ON = 5 ADR). The proposed allocation of the result will be presented to the Board of Directors and still have to be approved by the Annual General Meeting, scheduled for April 2017.

(A free translation of the original in Portuguese)

10. Capital Market

The common shares of TIM Participações SA are traded on the São Paulo Stock Exchange (Bovespa) under the code TIMP3. The Company also has an ADR program in the US market, where they are traded under the code TSU of the New York Stock Exchange (NYSE).

The index of the São Paulo Stock Exchange (Ibovespa) closed 2016 at 60,227.29 points, accumulating a high of 38.9% compared to the last year. Throughout the year, Ibovespa presented an average daily trading volume of R$5.7 billion, approximately 7.1% higher than in 2015.

The Company ended the year with its common stock valued at R$7.83 on Bovespa, accumulating an increase of 14.1%, while ADRs on NYSE reached a price of U$11.80, an increase of 37.4% in the year. In 2016, TIM’s shares traded totaled a financial volume of R$5,595 million, TIMP3, representing a daily average of R$22.5 million. On NYSE, TIM's ADR reached a total volume of U$3,037 million for the year, a daily average of U$12.05 million.

Final considerations

TIM Participações S.A., with the permanent objective of maintaining a continuous, balanced and sustainable growth, thanks its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to repay the patronage through a superior customer service and quality. Our thanks also extend to our business partners, suppliers and financial institutions for their support and trust placed in us, and in particular to our employees, without whom we would not have achieved our goals and, finally, to the shareholders for their support and confidence in the management.

The Management

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

1

Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as of December 31, 2016 (66.58% as of December 31, 2015). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

1.b Significant Transaction – Sale of Towers

TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain precedent conditions.

This transaction will benefit the Company’s operating and financial capacity and allow it to expand its investments and improve quality.

A total of five transfers occurred on April 29, 2015, September 30, 2015, December 16, 2015, June 9, 2016, and December 20, 2016. Until now, 5,819 towers (5,483 in 2015 and 336 in 2016), representing 89.8% of total, were transferred, and a total of R$2,498,421 was received in cash in 2015 and R$133,708 in 2016.

The gain on the portion of the assets effectively sold, amounting to R$ 44,036 and R$ 1,210,980, was recognized in income for the years ended at December 31, 2016 and 2015, respectively, net of transaction costs, while the gain on the portion of the towers subject to sale and leaseback, amounting to R$70,856 as at December 31, 2016 (R$1,002,393 as at December 31, 2015), net of transaction costs, was deferred for the duration of the corresponding financial lease agreements (note 23).

The discount rate used in the transaction was determined based on observable market transactions that the Company (lessee) would have to pay in a similar lease or borrowing arrangement. The amounts calculated and discount rates applied in each tranche are disclosed in note 16.

The effect on the accounts was as follows:

	Dec/2016	Dec/2015
Number of towers sold	336	5,483
Sales value	133,708	2,498,421
Cost of assets and transaction costs	(32,014)	(487,795)
Gain on the transaction	101,694	2,010,626
Effect on sales revenue:
Revenues from disposal of assets	42,207	1,253,618
Cost of assets written off and transaction costs	(2,391)	(235,843)
Reversal of provision for dismantling of assets	4,220	193,205
Effect on pre-tax income (heading “ other operating revenues (expenses), net ” )	44,036	1,210,980
IR and CS	(12,565)	(372,140)
Net effect on income for the period	31,471	838,840

Deferred revenues	70,856	1,002,393

Leaseback property	92,835	1,244,803

Financial leaseback	92,835	1,244,803

Net effect (i)	42,207	1,253,618

(i)

Represents the amount resulting from the sale of towers less the financial leaseback obligation.

Additionally, a financial lease of newly built towers in the amount of R$15.000 was recorded in the third and fourth quarters of 2016, as provided for in the agreements entered into with American Tower on November 21, 2014.

2.

Basis for preparation and disclosure of the financial statements

The individual and consolidated financial statements have been prepared according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee ( CPC), and the International Financial Reporting Standards ( IFRS) issued by the International Accounting Standards Board ( IASB), and they provide all material information required for such statements, and only this information, which is consistent with that used by Management.

The significant accounting policies applied to the preparation of the financial statements are described below and/or presented in their relevant notes .. These policies were consistently applied in the years /periods presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative instruments) measured at fair value.

In the individual financial statements submitted along with consolidated financial statements, investments in subsidiaries are accounted by the equity method. Identical adjustments are made in individual and consolidated financial statements with a view to reach the same result and shareholders’ equity attributable to the shareholders of parent company TIM Brasil. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from IFRS applicable to separate financial statements, as now IFRS permits the application of the equity method in subsidiaries on separate financial statements, they are also in accordance with International Financial Reporting Standards (“IFRSs”), issued by IASB. These individual financial statements are presented along with the consolidated financial statements.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

The presentation of Statement of Added Value (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to listed companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, is presented as supplementary information, without affecting the understanding of financial statements.

b.

Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in this financial statements ..

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the entity ’ s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity ’ s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

e.

Adjustment of previous years’ balances

During the year of 2016, the Company identified errors related to prior years in relation to the revenue recognition for prepaid credits sold by third parties (“trading partners”). Even though the pre-paid revenue is recognized based on the consumption of the credits by the clients, during the reconciliation process, it was identified an undue adjustment related to the difference of the credits hold by the trading partners and the credits effectively activated in the pre-paid operational system. Based on the quantitative and qualitative analysis performed by the Company’s management, it was concluded that such adjustments were immaterial in previous  years. However, because of the significance of the cumulative effect of this adjustment if recorded directly to income for the year 2016, the Management decided to present the comparative figures.

The Company’s Management concluded that this error did not affect materially, quantitatively and qualitatively, the financial statements for the previous years. The net impacts on the income statements for the years ended December 31, 2015 were R$14 million and R$370 million on retained earnings at January 1, 2015.

Additionally, such adjustments have not impacted the Company’s cash and cash equivalents position, neither changed the cash flows financial statements nor impacted compliance with the provisions of covenants for the Financing of the Company. Consequently, this error on prior periods resulted in the adjustments to the following accounting items in the financial statements:

– Taxes and contributions recoverable;

– Trading partners;

3

– Deferred revenue, net of commissions to trading partners;

4

– Equity;

5

– Revenues, net of taxes on sales;

6

– Commissions to trading partners;

7

– Other retentions;

8

– Interests on taxes;

9

– Income taxes and social contribution on above adjustments.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

	Parent company			Consolidated
	Balance Sheet 01/01/15 (Reported)	Adjustments	Balance Sheet 01/01/15 (Revised)	Balance Sheet 01/01/15 (Reported)	Adjustments	Balance Sheet 01/01/15 (Revised)

ASSETS

Current (1)	463,010	-	463,010	11,174,415	6,535	11,180,950
Non current (4 / 1)	15,324,516	(370,020)	14,954,496	21,168,729	139,513	21,308,242

Total assets	15,787,526	(370,020)	15,417,506	32,343,144	146,048	32,489,192

LIABILITIES

Current (2 and 3)	432,125	-	432,125	9,123,256	516,068	9,639,324
Non current	33,367	-	33,367	7,897,854	-	7,897,854
Shareholders’ equity	15,322,034	(370,020)	14,952,014	15,322,034	(370,020)	14,952,014

Total liabilities and shareholders’ equity	15,787,526	(370,020)	15,417,506	32,343,144	146,048	32,489,192

	Parent company				Consolidated
	Balance Sheet 12/31/15 (Reported)	Adjustments	Balance Sheet 12/31/15 (Revised)	Balance Sheet 12/31/15 (Reported)	Adjustments	Balance Sheet 12/31/15 (Revised)

ASSETS

Current (1)	542,751	-	542,751	12,033,273	6,973	12,040,246
Non current (4 / 1)	16,962,981	(355,722)	16,607,259	23,370,379	145,763	23,516,142

Total assets	17,505,732	(355,722)	17,150,010	35,403,652	152,736	35,556,388

LIABILITIES

Current (2 and 3)	538,523	-	538,523	8,658,406	508,458	9,166,864
Non current	34,165	-	34,165	9,812,202	-	9,812,202
Shareholders’ equity	16,933,044	(355,722)	16,577,322	16,933,044	(355,722)	16,577,322

Total liabilities and shareholders’ equity	17,505,732	(355,722)	17,150,010	35,403,652	152,736	35,556,388

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

	Parent company			Consolidated
	Statement of income 12/31/15 (Reported)	Adjustments	Statement of income 12/31/15 (Revised)	Statement of income 12/31/15 (Reported)	Adjustments	Statement of income 12/31/15 (Revised)

Net operating revenues (5)	-	-	-	17,138,851	3,414	17,142,265
Cost of services rendered and goods sold	-	-	-	(8,306,857)	-	(8,306,857)
Gross income	-	-	-	8,831,994	3,414	8,835,408
Operating income (expenses) (4 / 6 and 7)	2,065,868	14,297	2,080,165	(5,587,777)	3,809	(5,583,968)
Operating income	2,065,868	14,297	2,080,165	3,244,217	7,223	3,251,440
Financial income (expenses) (8)	5,277	-	5,277	(264,378)	13,971	(250,407)
Income before income tax and social contribution	2,071,145	14,297	2,085,442	2,979,839	21,194	3,001,033
Income tax and social contribution (9)	-	-	-	(908,694)	(6,897)	(915,591)
Net income for the year	2,071,145	14,297	2,085,442	2,071,145	14,297	2,085,442

Basic earnings per share	0.8558	0.0059	0.8617	0.8558	0.0059	0.8617
Diluted earnings per share	0.8557	0.0059	0.8616	0.8557	0.0059	0.8616

	Parent company			Consolidated
	Statement of added value 12/31/15 (Reported)	Adjustments	Statement of added value 12/31/15 (Revised)	Statement of added value 12/31/15 (Reported)	Adjustments	Statement of added value 12/31/15 (Revised)

Revenues	-	-	-	23,156,529	3,689	23,160,218
Inputs acquired from third parties	(16,444)	-	(16,444)	(7,526,175)	3,809	(7,522,366)
Retentions	-	-	-	(3,361,971)	-	(3,361,971)
Value added received by transfer	2,103,012	14,297	2,117,309	1,996,752	13,971	2,010,723
Total added value to share	2,086,568	14,297	2,100,865	14,265,135	21,469	14,286,604

Sharing added value:
Personnel and charges	11,214	-	11,214	850,362	-	850,362
Taxes, charges and contributions	2,207	-	2,207	8,441,124	7,172	8,448,296
Remuneration of third party capital	2,002	-	2,002	2,902,504	-	2,902,504
Remuneration of shareholders’ equity	2,071,145	14,297	2,085,442	2,071,145	14,297	2,085,442
	2,086,568	14,297	2,100,865	14,265,135	21,469	14,286,604

f.

Approval of the financial statements

Th ese financial statements w ere approved by the Company ’ s Board of Directors on February 2 , 201 7 ..

g ..

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 201 6 .. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on a pronouncement of the Accounting Pronouncements Committee (CPC).

IFRS 9

“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The standard comes into force on January 1st, 2018.

Although the Group has not yet finished IFRS 9 analysis, it is not expected a material impact on financial statements in the adoption of this standard. The new provisions on the classification of assets depending on the existing business model for these assets may give rise to changes in measurement and presentation and provisions on accounting for impairment losses on financial assets and may in certain cases lead to anticipation in the recognition of these losses.

IFRS 15

In May 2014, IASB issued IFRS 15 "Revenue from Contracts with Customers", effective as of January 1, 2018. The application of this standard may have a material effect on the presentation of financial statements, depending on the business model adopted.

The new provisions address the following issues:

• In the case of contracts with multiple performance obligations (in example, mobile contract plus handset) with subsidized products delivered in advance, a larger portion of the total remuneration is attributable to the component supplied in advance (handset), requiring prior recognition of revenue. This generates the recognition of what is known as a contractual asset - an amount receivable resulting from the contract with a customer that has not yet been recognized in the Company's equity position.

• At the same time, this leads to higher revenues from the sale of goods and products and reduces revenues from the provision of services.

• Future capitalization and allocation of expenses with sales commissions (cost of acquisition of customers) over the estimated period of customer retention.

• Increase in total assets in the first adoption due to the capitalization of the contractual assets and costs of acquisition of customers.

• Deferral, in example, later recognition of revenues in cases where "material rights" are granted, such as offering additional discounts for future purchases of further products.

Although a reliable estimate of quantitative effects is not possible until the completion of the implementation process of the new rule, we estimate that the main impact for the Company may occur in new customer retention (loyalty) contracts that: (1) contains services with the provision of subsidized products; and (2) discounts in products that should be allocated proportionally to revenues of products and services.

IFRS 16

In January 2016, IASB issued IFRS 16 "Leases", effective as of January 1, 2019. The application of this standard may generate a material effect on the presentation of the results of the Group's operations, depending on the business model applied.

In particular:

• Whereas there was previously a requirement to disclose the obligations of payment of expenses related to operating leasing operations in the notes to the financial statements, from the implementation of the new rule the rights and obligations resulting from the lease transactions should be recognized as right-of-use and financial lease in Balance Sheet.

• The Group predicts an increase in total assets on first time adoption on account of the increase in lease liabilities as well as similarly an increase in non-current assets due to the right-of-use assets to be capitalized.

• The increase in lease liabilities leads to a corresponding increase in net debt.

• Going forward, depreciation charges and interest expenses will be recognized in the income statement instead of operating lease expenses. This will give rise to a significant improvement in EBITDA and to a similar increase in net cash from operating activities reported in thestatement of cash flow.

• For the Group as lessor, the new lease definitions may also impact the number of items to be accounted for as leases.

The effects will be evaluated as part of an IFRS 16 implementation project and a reliable estimate at that time of the quantitative effects is not possible until the project is completed.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on the financial statements of the Group.

Estimates and critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as of the date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that presents significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

 (a)

Impairment losses of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of fair value less costs to sell is based on information available from sale transactions involving similar assets or market prices less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated (note 15).

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way were goodwill based on future profitability recorded by the Company (note 15), and the need for impairment adjustments was not identified as of December 31, 2016.

 (b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of recoverability of deferred income tax and social contribution losses carryforward and of temporary differences takes into account estimates of taxable income (note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance in the legal order, as well as payment history. Such reviews involve Management’s judgment (note 24).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (note 39).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

(f)

Sale and leaseback

The sale and leaseback transaction is that where the Group sells an asset and immediately requires the use of the same asset by entering into a lease agreement with the buyer. The accounting treatment of the sale and leaseback transaction depends on the substance of this transaction (by applying the principles of lease classification).

For financial sale and leaseback, the total gain is deferred and amortized over the lease term. For operational sale and leaseback, generally the assets are sold at fair value, and consequently, the gain or loss on the sale is immediately recognized in the income statement.

At the beginning of lease term, the Company recognizes finance leases as assets and liabilities on its balance sheet by amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the beginning of lease.

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease contract or loan. As mentioned in note 1.b, discount rates applied by Management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

Cash and cash equivalents

These are financial assets classified as loans and receivables, being accounted at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent Company		Consolidated
	2016	2015	2016	2015

Cash and banks	242	555	92,860	113,244
Unrestrictedly available financial investments:
CDB/Repurchases	8,351	24,208	5,035,326	5,987,159

	8,593	24,763	5,128,186	6,100,403

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBD´s and Repurchases, including those not classified as cash and cash equivalents, is 101.10% (101.30% as of 31 December, 2015) of the Interbank Deposit Certificate - CDI rate.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Securities

	Consolidated
	2016	2015

Foreign exchange fund	479,953	599,414
	479,953	599,414

Current portion	(479,953)	(599,414)

Shares in a non-exclusive foreign exchange fund were purchased during 2015. This foreign exchange fund has daily liquidity in order to follow the variations of the US Dollar, and is basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on repayments to suppliers in foreign currency. The classification as securities occurs due to significant changes in interest rate in the event of an early redemption.

During the period ended December 31, 2016, approximately 2% of the foreign exchange fund shares were designated as cash-flow hedge.

Trade accounts receivable

These are financial assets classified as borrowings and receivables, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (‘unbilled’) until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts ( “ impairment ” ) ..

Losses on doubtful accounts were recognized as a reduction at accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient.

The fair value of accounts receivable equals the book value recorded at December 31, 2016 and December 31, 2015. A portion of the accounts receivable, relating to the pre and post-paid segments, is used to secure the total amount of BNDES borrowings (note 20).

	Consolidated
	2016	2015

Billed services	1,175,091	995,879
Unbilled services	653,333	667,886
Network use	527,179	448,064
Sale of goods	956,056	1,120,449
Other accounts receivable	2,062	2,053
	3,313,721	3,234,331

Losses on doubtful accounts	(370,452)	(351,381)
	2,943,269	2,882,950

Current portion	(2,919,177)	(2,858,089)
Non-current portion	24,092	24,861

Changes in losses on doubtful accounts, controlled as an asset offset account, were as follows:

	Consolidated
	2016	2015

Opening balance	351,381	373,577
Additions	266,442	230,357
Write-off	(247,371)	(252,553)
Closing balance	370,452	351,381

The aging of the accounts receivable is as follows:

	Consolidated
	2016	2015

Falling due	2,378,345	2,153,088
Past due for up to 30 days	231,024	189,186
Past due for up to 60 days	107,584	57,822
Past due for up to 90 days	135,164	406,850
Past due for more than 90 days	461,604	427,385
	3,313,721	3,234,331

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	2016	2015

Mobile handsets and tablets	132,857	123,664
Accessories and pre-paid cards	18,115	19,762
TIM chips	13,114	12,170
	164,086	155,596

Losses on adjustment to realizable amount	(20,152)	(13,876)
	143,934	141,720

Indirect taxes and contributions recoverable

	Consolidated
	2016	2015 Revised (Note 2.e)

ICMS	1,465,088	1,708,059
Others	35,909	34,241
	1,500,997	1,742,300

Current portion	(633,854)	(924,624)
Non-current portion	867,143	817,676

ICMS (value added tax on goods and services) amounts recoverable basically refer to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), and (ii) ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	2016	2015	2016	2015 (Revised)

Income tax (IR) and social contribution (CS) (i)	1,579	387	431,005	185,804
PIS/COFINS (ii)	20,185	20,185	52,879	233,326
Others	587	1,339	51,820	81,113
	22,351	21,911	535,704	500,243

Current portion	(22,351)	(21,911)	(334,806)	(329,722)
Non-current portion	-	-	200,898	170,521

(i)

The amounts regarding income and social contribution taxes refer to anticipation of IR/CS during the year (the Company changed its option from quarterly to monthly payments – note 22).

(ii)

The PIS/COFINS amounts recoverable refer to: (i) credits arising from a legal proceeding with a final favorable decision, about the unconstitutionality of broadening the calculation base for these contributions under Law 9718/98; (ii) credits for the purchase of inventories of goods for resale, basically handsets, tablets and modems; and (iii) credits calculated on rights and services used as input, in accordance with the legislation applicable.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax and social contribution losses carry forward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income tax and social contribution credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicates the likelihood of future realization of those tax credits.

The balances of deferred income tax and social contribution credits and debits are shown in the balance sheet at net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus deferred tax credits and debits belonging to different entities are in general shown separately, not at their net amount.

As of December 31, 2016 and 2015, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in note 34 are also being considered in deferred taxes.

The amounts recorded are as follows:

	Parent company		Consolidated
Assets (liabilities)
	2016	2015	2016		2015
Deferred taxes – Liabilities
Deemed cost – Intelig	-	-	(108,358)		(120,730)
	-	-	(108,358)		(120,730)
Deferred taxes – Assets
Tax losses	32,246	27,756	935,146		1,034,243
Social contribution losses	11,673	10,057	350,271	3	385,946
Temporary differences:
Provision for legal and administrative proceedings	674	1,497	162,622		141,246
Losses on doubtful accounts	-	-	132,779		122,299
Adjustment to present value – 3G license	-	-	13,008		14,950
Deferred tax on CPC adjustments
Acquisition of stocks from minority shareholders	53,569	53,569	53,569		53,569
Business combination – Intelig acquisition	-	-	71,405		71,405
Other			8,200		11,731
Lease of LT Amazonas Infrastructure	-	-	16,144		11,022
Profit sharing	1,079	336	27,520		16,594
Taxes with suspended enforceability	-	-	12,872		12,872
Amortized goodwill – TIM Fiber	-	-	(328,152)		(264,639)
Derivative transactions	-	-	(46,053)		(336,621)
Capitalized interests on 4G authorization	-	-	(173,408)		(84,751)
Other	-	-	31,471		56,975
	99,241	93,215	1,267,394		1,246,841

Provision for realization of tax credits (Intelig and TIM Participações)	(99,241)	(93,215)	(1,225,704)		(1,232,315)
	-	-	41,690		14,526

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on a profitability history and the projected future taxable earnings. Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution
2017	120,878
2018	127,534
Tax losses and negative base	248,412

Temporary differences	(206,722)

Total credits recoverable	41,690

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2016.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$ 12 7 , 216 in the year ended December 31, 2016 (R$ 206,083 as of December 31, 2015).

Losses on the realization of tax credits

Considering that TIM Participações S.A. does not carry out activities that may generate income tax and social contribution taxable bases, the full loss on tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$ 99,241 at December 31, 2016 (R$93,215 at December 31, 2015), was recognized.

In the case of subsidiary Intelig, considering that it has not presented a taxable income history or estimates of sufficient future taxable income, a total provision for realization of tax credits mentioned was set up, in the amount of R$ 1,126,463 as of December 31, 2016 (R$1,139,100 as of December 31, 2015), of which R$ 993,087 refers to tax losses and negative base of social contribution and R$ 133,376 to temporary differences.

Prepaid expenses

	Consolidated
	2016	2015
Advertising not released (*)	85,905	162,145
Rentals and insurance	58,366	46,936
Network swap (**)	28,932	37,674
Others	11,563	18,535
	184,766	265,290

Current portion	(130,392)	(210,056)
Non-current portion	54,374	55,234

(*) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of advertising broadcasting.

(**) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent Company		Consolidated
	2016	2015	2016	2015

Civil	15,111	9,218	471,922	361,689
Labor	73,007	63,043	468,009	420,112
Tax	1,585	1,437	291,745	268,825
Regulatory	-	-	111	109
Others (*)	154	127	62,338	55,306

Non-current portion	89,857	73,825	1,294,125	1,106,041

(*) Refer to financial investments related to certain judicial proceedings.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for quitting some sub-bands, to allow the implementation of 4G technology, after TIM Celular has won the auction. In this case, the updated court deposit amounts to R$ 59,546 (R$53,559 as of December 31st, 2015).

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by the Company’s employees and third-party service providers.

Tax

The Company and its subsidiaries have placed court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i)

2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$ 87,093 (R$ 80,205 as of December 31, 201 5 ) ..

(ii)

Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$ 67,697 (R$6 4,968 as of December 31, 201 5 ) ..

(iii)

Liability for CPMF on capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$33,489 (R$31,450 as of December 31, 2015).

(iv)

Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$13,542 (R$11,450 as of December 31, 2015).

(v)

Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$10,036 (R$9,340 as of December 31, 2015).

(vi)

Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and BTS (Base Transceiver Station) maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$6,453 (R$5,524 as of December 31, 2015).

(vii)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on services of communication of amounts charged for access, adhesion, activation, habilitation, availability, subscription and use of services, among others. The current value of these deposits is R$5,745 (R$5,479 as of December 31, 2015).

(viii)

Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$4,222 (R$4,001 as of December 31, 2015).

(ix)

Deposit made by Intelig related to the unconstitutionality and illegality of charging by FUST. Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues on interconnection and EILD, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL ruling 7/2005. The current value of these deposits is R$48,873 (R$43,323 as of December 31, 2015).

Investments - Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual financial statements.

(a)

Interest in subsidiaries

	2016
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,892,119	1,099,417

Unrealized results	-	(350)

Revised shareholders’ equity	15,892,119	1,099,067

Net profit for the year	691,237	76,198

Unrealized results	-	807

Revised profit for the year	691,237	77,005	768,242

Income from equity accounting	691,237	77,005	768,242

Investment amount	15,892,119	1,099,067	16,991,186

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

	2015 Revised (Note 2.e)
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,353,019	1,023,959

Unrealized results	-	(1,157)

Revised shareholders’ equity	15,353,019	1,022,802

Profit for the year	2,087,114	22,266

Unrealized results	-	808

Revised profit for the year	2,087,114	23,074	2,110,188

Income from equity accounting	2,087,114	23,074	2,110,188

Investment amount	15,353,019	1,022,802	16,375,821

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at January 1, 2015 (revised)	13,731,610	999,601	14,731,211

Income from equity accounting (revised)	2,087,114	23,074	2,110,188
Stock options	3,724	127	3,851
Proposed dividends	(469,013)	-	(469,013)
Effect of post-employment benefit supplementary amount	(416)	-	(416)
Balance of investments at December 31, 2015 (revised)	15,353,019	1,022,802	16,375,821

Income from equity accounting	691,237	77,005	768,242
Dividends proposed	(134,606)	-	(134,606)
Stock options	3,904	219	4,123
Cash flow hedge	(1,231)	(959)	(2,190)
Retirement complement	(204)	-	(204)
Supplementary dividends paid	(20,000)	-	(20,000)
Balance of investments at December 31, 2016	15,892,119	1,099,067	16,991,186

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating income (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment is demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses (this one, if applicable).

(a)

Change in property, plant and equipment

	Consolidated
	2015	Additions	Write-offs	Transfers	2016
Cost of property, plant and equipment, gross
Commutation / transmission equipment	16,164,178	-	(57,363)	1,125,439	17,232,254
Fiber optic cables	563,995	-	(19)	36,528	600,504
Free leased handsets	1,952,079	7	(26,089)	145,337	2,071,334
Infrastructure	4,933,743	107,828	(127,470)	354,942	5,269,043
Informatics assets	1,501,480	-	(5,482)	54,616	1,550,614
General use assets	650,580	-	(24,163)	49,265	675,682
Land	40,794	-	-	-	40,794
Construction in progress	1,119,800	2,433,983	31,950	(1,766,127)	1,819,606
Total property, plant and equipment, gross	26,926,649	2,541,818	(208,636)	-	29,259,831

Accumulated depreciation
Commutation/transmission equipment	(10,653,118)	(1,366,859)	50,769	-	(11,969,208)
Fiber optic cables	(200,123)	(42,589)	3	-	(242,709)
Free leased handsets	(1,783,940)	(136,262)	14,974	-	(1,905,228)
Infrastructure	(1,884,692)	(416,085)	75,845	-	(2,224,932)
Informatics assets	(1,296,837)	(81,267)	5,441	-	(1,372,663)
General use assets	(440,591)	(40,944)	20,974	-	(460,561)
Total accumulated depreciation	(16,259,301)	(2,084,006)	168,006	-	(18,175,301)

Property, plant and equipment, net
Commutation / transmission equipment	5,511,060	(1,366,859)	(6,594)	1,125,439	5,263,046
Fiber optic cables	363,872	(42,589)	(16)	36,528	357,795
Free leased handsets	168,139	(136,255)	(11,115)	145,337	166,106
Infrastructure	3,049,051	(308,257)	(51,625)	354,942	3,044,111
Informatics assets	204,643	(81,267)	(41)	54,616	177,951
General use assets	209,989	(40,944)	(3,189)	49,265	215,121
Land	40,794	-	-	-	40,794
Construction in progress	1,119,800	2,433,983	31,950	(1,766,127)	1,819,606
Total property, plant and equipment, net	10,667,348	457,812	(40,630)	-	11,084,530

Consolidated figures for the period include the total effect, amounting to R$ 29,114 (2015 – R$451,084) , of write-offs relating to the sale of towers, and additions in the amount of R$ 92,835 (2015 – R$1,244,803) for assets under sale and leaseback.

	Consolidated
	2014	Additions	Write-offs	Transfer	2015
Cost of property, plant and equipment, gross
Commutation / transmission equipment	14,985,191	12,230	(730,640)	1,897,397	16,164,178
Fiber optic cables	517,558	-	(720)	47,157	563,995
Free leased handsets	1,800,938	-	(20,853)	171,994	1,952,079
Infrastructure	4,323,507	1,244,803	(1,187,529)	552,962	4,933,743
Informatics assets	1,468,586	2	(21,194)	54,086	1,501,480
General use assets	610,081	-	(7,204)	47,703	650,580
Land	40,451	-	-	343	40,794
Construction in progress	1,110,868	2,804,968	(24,394)	(2,771,642)	1,119,800
Total property, plant and equipment, gross	24,857,180	4,062,003	(1,992,534)	-	26,926,649

Accumulated depreciation
Commutation/transmission equipment	(10,140,317)	(1,196,356)	683,561	(6)	(10,653,118)
Fiber optic cables	(161,975)	(38,218)	70	-	(200,123)
Free leased handsets	(1,673,641)	(118,291)	7,992	-	(1,783,940)
Infrastructure	(2,327,097)	(367,840)	810,248	(3)	(1,884,692)
Informatics assets	(1,234,678)	(83,354)	21,188	7	(1,296,837)
General use assets	(404,543)	(43,044)	6,994	2	(440,591)
Total accumulated depreciation	(15,942,251)	(1,847,103)	1,530,053	-	(16,259,301)

Property, plant and equipment, net
Commutation / transmission equipment	4,844,874	(1,184,126)	(47,079)	1,897,391	5,511,060
Fiber optic cables	355,583	(38,218)	(650)	47,157	363,872
Free leased handsets	127,297	(118,291)	(12,861)	171,994	168,139
Infrastructure	1,996,410	876,963	(377,281)	552,959	3,049,051
Informatics assets	233,908	(83,352)	(6)	54,093	204,643
General use assets	205,538	(43,044)	(210)	47,70 5	209,989
Land	40,451	-	-	343	40,794
Construction in progress	1,110,868	2,804,968	(24,394)	(2,771,642)	1,119,800
Total property, plant and equipment, net	8,914,929	2,214,900	(462,481)	-	10,667,348

“Construction in progress” corresponds to the cost of intangible works during their construction and installation period, until the date when they start operating, when they will be transferred to their relevant asset accounts.

(b)

Depreciation rates

Annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	20
General use assets	5 to 10

In 2016, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on the purchase of companies, and (iv) cost of deferred commission.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

(a)

Changes in intangible

	Consolidated
	2015	Additions	Transfers	Write-offs	Capitalized Interests	2016
Cost of intangible assets, gross
Software rights to use	13,033,544	29,372	1,551,252	(1,693)	-	14,612,475
Authorizations	5,189,022	152,201	57,800	-	-	5,399,023
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	28,991	174,901	-	-	-	203,892
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	167,125	-	31,073	-	-	198,198
Intangible assets under development	3,416,633	1,734,493	(1,640,125)	-	283,581	3,794,582

Total intangible assets, gross	23,655,936	2,090,967	-	(1,693)	283,581	26,028,791

Accumulated amortization
Software rights to use	(9,591,782)	(1,290,650)	-	1,693	-	(10,880,739)
Authorizations	(3,962,749)	(273,082)	-	-	-	(4,235,831)
Cost of deferred commission to dealers	(1,688)	(100,223)	-	-	-	(101,911)
List of clients	(70,000)	(16,800)	-	-	-	(86,800)
Right to use infrastructure LT Amazonas	(22,711)	(9,910)	-	-	-	(32,621)
Other assets	(47,813)	(10,501)	-	-	-	(58,314)

Total Accumulated Amortization	(13,696,743)	(1,701,166)	-	1,693	-	(15,396,216)

Intangible assets, net
Software rights to use (c)	3,441,762	(1,261,278)	1,551,252	-	-	3,731,736
Authorizations	1,226,273	(120,881)	57,800	-	-	1,163,192
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	27,303	74,678	-	-	-	101,981
List of clients (e)	25,200	(16,800)	-	-	-	8,400
Right to use infrastructure LT Amazonas (f)	175,491	(9,910)	-	-	-	165,581
Other assets (h)	119,312	(10,501)	31,073	-	-	139,884
Intangible assets under development (g)	3,416,633	1,734,493	(1,640,125)	-	283,581	3,794,582

Total Intangible Assets, net	9,959,193	389,801	-	-	283,581	10,632,575

	Consolidated
	2014	Additions	Transfers	Write-offs	Capitalized Interests	2015
Cost of intangible assets, gross
Software rights to use	11,461,386	-	1,588,206	(16,048)	-	13,033,544
Authorizations	5,078,310	81,914	28,798	-	-	5,189,022
Goodwill	1,527,219	-	-	-	-	1,527,219
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	164,182	28,991	2,943	-	-	196,116
Intangible assets under development	2,995,751	1,770,712	(1,619,947)	-	270,117	3,416,633
Total intangible assets, gross	21,520,250	1,881,617	-	(16,048)	270,117	23,655,936

Accumulated amortization
Software rights to use	(8,477,702)	(1,132,698)	2,877	15,741	-	(9,591,782)
Authorizations	(3,614,957)	(344,915)	(2,877)	-	-	(3,962,749)
List of clients	(53,200)	(16,800)	-	-	-	(70,000)
Right to use infrastructure LT Amazonas	(12,802)	(9,909)	-	-	-	(22,711)
Other assets	(38,955)	(10,546)	-	-	-	(49,501)
Total Accumulated Amortization	(12,197,616)	(1,514,868)	-	15,741	-	(13,696,743)

Intangible assets, net
Software rights to use (c)	2,983,684	(1,132,698)	1,591,083	(307)	-	3,441,762
Authorizations	1,463,353	(263,001)	25,921	-	-	1,226,273
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
List of clients (e)	42,000	(16,800)	-	-	-	25,200
Right to use infrastructure LT Amazonas (f)	185,400	(9,909)	-	-	-	175,491
Other assets (h)	125,227	18,445	2,943	-	-	146,615
Intangible assets under development (g)	2,995,751	1,770,712	(1,619,947)	-	270,117	3,416,633
Total Intangible Assets, net	9,322,634	366,749	-	(307)	270,117	9,959,193

Intangible under development represents the cost of projects in progress related to the acquisition of 4G authorizations and / or other intangible assets in the period of their construction and installation, up to the moment they enter into operation, when they will be transferred to the corresponding accounts of these assets.

(b)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure - LT Amazonas	5
Other assets	7 to 10

(c)

Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(d)

Goodwill from previous years

The Company and its subsidiaries have the following goodwill based on expectations of future profitability as of December 31, 2016 and 2015:

Goodwill on Intelig´s acquisition - The goodwill arising from the acquisition of Intelig in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

Goodwill form the acquisition of minority interests of TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

Below there is a summary of the methods and assumptions used by Management in the impairment tests of the goodwill above mentioned.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to present value, indicate that there is no need to recognize any impairment loss.

As required by accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment.

The Company has revised the structure of the tests performed in previous years, with a change to the cash generating unit (“CGU”) .. Last year the test took into account : ( i) the residential broad band business + mobile business as a cash generating unit, for testing the goodwill registered in TIM Celular on the purchase of TIM Fiber RJ and TIM Fiber SP; and ( ii) the Intelig business as the cash generating unit for testing goodwill registered in TIM Participações on the purchase of Intelig.

The Company has reassessed the cash generating unit for the goodwill registered, and took the following issues into account when changing the CGU:

(i)

 At the time of purchase of these companies, the key reason for the purchase was to support and increase the competitiveness of the mobile business, to get into the residential and corporate broad band business, and to access the wholesale market, either directly or through swaps with other market operators in areas where TIM was not yet operating. In previous years, the Company believed that the cash generated by Fiber and Intelig business could be regarded as independent of the other lines of business, and so the goodwill impairment test took into account only the cash flow directly related to these CGUs. We think this approach was extremely prudent as it does not considered the increase in competitiveness and the synergy with the mobile business;

(ii)

Currently, this approach does not take into account the growing importance of the network on the provision of TIM mobile services. In recent years there has been a migration of usage of (and revenues from) voice services to data services, internationally and, in particular, in Brazil. The growing use of data has become a major challenge in terms of infrastructure, since the mobile sites now demand high capacity to provide an efficient data service. The main solution adopted by TIM was to introduce the FTTS (Fiber to the site) approach, connecting the sites with a fiber optics network and installing small cells connected to this network, especially in Rio de Janeiro and São Paulo, in order to reduce congesti on on the mobile sites, increasing the t ransmission capacity and improving the quality of service. This led to a huge increase in the use of the TIM Fiber and Intelig backbone for mobile services. This sharing of the network by mobile and fixed services makes it impossible to keep cash disbursements for CAPEX and OPEX separate between these two segments;

(iii)

The behavior of the telephone services customers is changing to a data-centered approach, where customers are always “ connected ” , using either the operator network or public or private Wi-Fi, which is possible as handsets become ever more advanced. Thus the telecom companies are offering service s and data packages to obtain income from the constant usage of data. Introducing offers as packages has made it impossible to separate cash revenues from the mobile segment and the fixed segment.

(iv)

From an organizational standpoint, TIM Fiber is totally integrated into the mobile business.

Consequently, the Company’s management understands that the smallest cash generating unit for testing impairment of goodwill in the acquisition of companies, as earlier described, includes the consolidated business and, therefore, assessment will be made at level of TIM Participações. This new approach is in line with market direction in the sense of integrating the mobile and landline segments.

The change in CGU as a result of a different strategy was consolidated in 2016. Thus, for this year, Tim Participações was the cash generating unit identified for impairment testing of goodwill, in the amount of R$ 1,527,219 .. The impairment testing of said goodwill used this CGU and the value in use method, having also considered the calculations using the methods applied in prior years. The principal assumptions used in this method are:

•

Percentages of growth in the number of clients, in line with the Company’s business plan, prepared for 3+2 years;

•

Progressive decrease in the base of clients of prepaid services, and, in accordance with the historical trend and the industrial plan, this is being offset with greater penetration postpaid services, in line with the Company’s business plan and prepared for 3+2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity;

•

Operation and maintenance costs estimates considering change in the base of clients, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (4.50% p.a. on average) is in line with the estimates prepared by representative market institutions;

•

Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 2.50% p.a.;

•

The discount rate for estimated cash flows was 11.03% p.a.

The results of impairment tests carried out as of December 31, 2016, considering both the model of previous years and the new one, showed no evidence of the need to recognize any losses.

 (e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (note 16).

(g)

Auction and payment of 4G License 700 MHz

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates of 1% p.m. and monetary adjustment by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the year ended December 31, 2016 was R$ 8,586 (R$ 7,731 as at December 31, 2015) of interest and R$ 3,659 (R$ 7,859 as at December 31, 2015) of monetary adjustments.

Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction, totaling R$1,199 million to be paid related to these costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary adjustment based on the IGP-DI index. In the year ended December 31, 2016, the impact generated by the appropriation of AVP interest amounted to R$ 14,239 (R$ 25,793 as at December 31, 2015), while the impact from indexation was R$ 43,619 (R$ 98,307 as at December 31, 2015).

As of April 9, 2015, the first payment in the amount of R$370,379 was made to EAD.

The license mentioned above relate to the concept of qualifying asset. Consequently, the finance charges over funds raised without specific destination, used with the purpose of obtaining a qualifying asset, are capitalized at the average rate of 13.40% p.a. in connection with the borrowings and financing valid for the year. The amount capitalized in the year ended December 31, 2016 was R$ 260,756 (R$ 236,592 as at December 31, 2015).

(h)

Cost of deferred commission to dealers

In 2015 a new offer was launched to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in case of early cancellation. This kind of contract allows amounts disbursed with commissions to dealers in the acquisition of these clients to be capitalized as intangible asset with finite useful life. The capitalized costs of these contracts will be amortized over the contract term, net of impairment adjustments.

Leasing

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income as financial expenses over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation (note 1.b) involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease are taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	Consolidated
	2016	2015

LT Amazonas	204,762	199,935
	204,762	199,935

Current portion	(2,818)	(1,969)
Non-current portion	201,944	197,966

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$ 392,873 ..

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount		Present value

Up to December 2017	25,381	15,850
January 2018 to December 2021	90,252	44,167
January 2022 onwards	277,240	144,745
	392,873	204,762

The present value of installments receivable is R$ 204,762 (R$199,935 in 2015), of which R$185,558 of principal and R$ 19,204 of interest accrued until December 31, 2016. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% a.a..

Liabilities

	Consolidated
	2016	2015

LT Amazonas	351,798	340,582
Sale of Towers (leaseback)	1,411,055	1,277,924
Others	39,385	-
	1,802,238	1,618,506

Current portion	(96,604)	(38,592)
Non-current portion	1,705,634	1,579,914

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

	Nominal amount	Present value

Up to December 2017	51,131	31,663
January 2018 to December 2021	171,426	76,170
January 2022 onwards	526,113	243,965
	748,670	351,798

The consolidated nominal value of future installments due by TIM Celular is R$ 748,670 .. Its present value is R$ 351,798 , composed by R$313,001 for principal and R$ 38,797 for interest as of December 31, 2016, was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44% a.a.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

As a result of the tower lease agreements (MLA), TIM Celular agreed to lease part of the infrastructure space existing on the same towers for a period of 20 years to be counted as from the date of transfer of each tower. The agreements provide for monthly lease amounts according to the type of tower (greenfield and rooftop), annually restated by the IGP-M index.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

	Nominal amount	Present value

Up to December 2017	227,445	194,882
January 2018 to December 2021	616,107	390,035
January 2022 onwards	2,092,720	826,138
	2,936,272	1,411,055

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$ 2,936,272 .. Their present value is R$ 1,411,0 55 , of which R$ 1, 3 37,638 of principal and R$ 73,417 of interest as of December 31, 2016. The present value was estimated by projecting future payments discounted at 14.39%, 17.08%, 17.00%, 13.70% and 12.96% for the amounts disbursed in April, September and December 2015, and June and December 2016, respectively.

Other amounts to be offset

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset with future changes in the base or to reduce a future obligation.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	2016	2015	2016	2015 Revised (Note 2.e)

Local currency
Suppliers of materials and services (a)	1,652	3,549	3,108,497	3,474,351
Interconnection (b)	-	-	181,580	76,670
Roaming (c)	-	-	3,349	1,206
Co-billing (d)	-	-	85,554	71,548
	1,652	3,549	3,378,980	3,623,775

Foreign currency
Suppliers of materials and services (a)	434	522	67,511	87,528
Roaming (c)	-	-	14,590	23,252
	434	522	82,101	110,780

Current portion	2,086	4,071	3,461,081	3,734,555

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in other operator networks.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations payable

At December 31, 2016, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
Authorizations payable	2016	2015

700 MHz frequency band cleaning, net of AVP (ii)	976,246	918,388
Updated ANATEL Debt (ii)	89,695	77,450
Guarantee insurance on authorizations	8,652	15,985
Renewal of authorizations (i)	254,515	146,149
Authorizations payable (iii)	57,524	-
	1,386,632	1,157,972

Current portion	(486,494)	(467,687)
Noncurrent portion	900,138	690,285

(i)

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As of December 31, 2016, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$ 254,515 (R$146,149 as of December 31, 2015).

(ii)

At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, had to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid for authorization to use the 700 MHz band.

However, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$90 million as of December 31, 2016), which is still pending trial (note 15.g).

As mentioned above, the Company assumed an additional commitment to cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interferences, upon the constitution of Digitalization Managing Entity (EAD), with the total commitment assumed by TIM Celular amounting to R$1,199 million to be paid in four (4) installments adjusted by IGP-DI, of which R$370 million (30%) was paid on July 9, 2015, to this entity (note 15.g).

On February 15, 2016, the subsidiary TIM Celular signed an Addend um to the Terms of Authorization for the 700 MHz band (extracts published in the Federal Gazette on March 8, 2016), chang ing the date of payment of the second installment of 30% to the EAD, previously payable on January 31, 2016. The agency will thus receive from TIM Celular, on January 31, 2017, an installment of 60% (30% + 30%, for 2016 and 2017). The remaining 10% is payable on January 31, 2018, adjusted according to the IGP-DI.

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (part of AR 92) of Bid No. 004/2012/PVCP/SPV–ANATEL ; (ii) granted the application to extend the authorization for radio frequency use for lot 222 (part of AR 31) of said bid; and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E .. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

(iii)

On December 17, 2015 , TIM Celular was ranked best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) relating to Bidding Process 002/2015-SOR /SPR/ ANATE L, at an offer price of R$5 7 ..5 million. The result was approved by the Steering Committee of Anatel on June 1, 2016 , and the L icensing Agreements were entered into on July 26, 2016 ..

The Authorizations held on a primary basis by TIM Celular as of December 31, 2016, as well as their maturity dates, are detailed below:

Maturity date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

Loans and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial expenses.

Description	Currency	Charges	Maturity	2016	2015
BNDES (1)	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	2,546,627	2,528,140
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	36,552	68,628
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	2,068,629	1,475,426
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	444,847	563,465
BNB (2)	R$	10.00% p.a.	Jan/16	-	931
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	78,065	187,038
Banco Europeu de Investimento (BEI) (2)	USD	Libor 6M + 0.941% to 1.32% p.a.	Aug/19 a Feb/20	622,980	1,859,839
Bank of America (Res. 4131) (4)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	468,114
Bank of America (Res. 4131) (4)	USD	Libor 3M + 2.00% p.a.	Sep/18	324,860	-
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	182,046	304,924
KFW Finnvera (3)	USD	Libor 6M+ 0.75% p.a.	Jan/24	121,038	-
Cisco Capital (4)	USD	1.80% to 2.50% p.a.	Sep/18 to Dec/20	294,138	469,932
Total				6,719,782	7,926,437
Current portion				(1,145,225)	(2,326,187)
Non-current portion				5,574,557	5,600,250

Guarantees:

(1)

Guaranteed by holding TIM Participações and collateral of some receivables of TIM Celular

(2)

Bank escrow and Surety by holding TIM Participações.

(3)

Guaranteed by holding TIM Participações.

(4)

No guarantee

The parent company TIM Participações does not have borrowings and financing at December 31, 2016.

The foreign currency loan granted by Banco BNP Paribas, and the financing arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The subsidiary TIM Celular has complied with these financial ratios.

In March 2016, the Company prepaid the first tranche of the agreement signed in 2008 with European Investment Bank, totaling R$520 million. In June 2016, the Company also prepaid the second and third tranches of the same agreement, for a total amount of R$513 million. The original maturities of these tranches were in September and December 2016 and June 2017, respectively. The purpose of the early settlement was to manage indebtedness and the Company’s cash efficiently.

Additionally, in June 2016 the Company partially renewed an existing loan granted by Bank of America through prepayment of the total existing debt, including its respective swap, with final result of R$283 million, and the contracting of a new transaction in the amount of R$338 million with final maturity in September 2018.

Credit Facilities

						Amount used as of
Type	Currency	Date of Opening	Term	Total amount	Remaining balance	December 31, 2016
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	998,338	1,637,262
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	963,713	1,672,687
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	428,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-
Total R$						3,737,949

KFW Finnvera (3)	USD	Dec/15	Jun/18	150,000	102,000	45,000

Purpose:

(1)

Financing of investments in network and information technology for the years 2014, 2015 and 2016.

(2)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018.

(3)

Financing of purchases of imported equipment and services for the years 2015, 2016 and 2017. The amount of US$45 million was equivalent to R$161,568 on the date of payment.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance at December 31, 2016, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$118 million. This amount was recorded in “Deferred Revenues” under “Government Subsidies” (note 23) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (note 30).

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing at December 31, 2016 mature as follows:

Consolidated
2018	1,656,826
2019	1,600,638
2020	1,084,332
2021	764,139
2022	450,506
2023	9,020
2024	9,096
5,574,557

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date.

Further transactions with extremely specific features are the loans obtained from BNP and KFW Finnvera. The former transaction is secured by SACE, an Italian insurance company, and the latter by Finnvera, a Finnish agency, both of which operate as development institutions. Given the features of these transactions, we believe that their fair values are equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$5 million less than the accounting balance.

Indirect taxes, fees and contributions payable

	Parent Company		Consolidated
	2016	2015	2016	2015

ICMS	-	-	381,659	419,547
ANATEL taxes and fees	-	-	19,537	21,354
ISS	309	165	45,325	43,109
Others	14	152	6,721	17,861
	323	317	453,242	501,871

Current portion	(323)	(317)	(453,130)	(501,768)
Non-current portion	-	-	112	103

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Direct taxes, fees and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. In 2015, the Company and its subsidiaries paid income tax and social contribution quarterly. From 2016 this option has changed and the companies began to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	2016	2015	2016	2015

Income tax and social contribution	-	-	507,915	338,351
PIS/COFINS	14	25	59,811	63,658
Others (*)	17	21	54,840	55,022
	31	46	622,566	457,031

Current portion	(31)	(46)	(363,726)	(213,880)
Non-current portion	-	-	258,840	243,151

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSLL) in installments, the final maturity of which will be on 10/31/2024.

Deferred revenues

	Consolidated
	2016	2015 Revised (Note 2.e)

Prepaid services to be provided (1)	716,650	958,872
Government grants (2)	117,758	145,892
Network swap (3)	28,932	37,674
Anticipated receipts	18,554	25,877
Deferred revenues for sale of towers (4)	991,750	973,613
	1,873,644	2,141,928

Current portion	(812,340)	(1,043,239)
Non-current portion	1,061,304	1,098,689

(1) This refers to reload of voice and data credits not yet used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through December 31, 2016 was R$202,954. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other income (expenses), net” group (note 30).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 11).

(4) Refers to amounts to be appropriated from sales of towers (note 1.b).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable and possible are subject to disclosure for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	2016	2015	2016	2015

Civil (a)	-	-	141,988	92,820
Labor (b)	1,982	4,403	90,789	69,312
Tax (c)	-	-	216,423	224,858
Regulatory (d)		-	29,282	28,621
	1,982	4,403	478,482	415,611

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	2015	Additions, net of reversals	Payments	Monetary adjustment	2016

Civil (a)	92,820	357,081	(384,468)	76,555	141,988
Labor (b)	69,312	18,600	(18,523)	21,400	90,789
Tax (c)	224,858	(1,731)	(6,856)	152	216,423
Regulatory (d)	28,621	1,292	(3,362)	2,731	29,282
	415,611	375,242	(413,209)	100,838	478,482

a.

Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$ 105,112 (R$ 51,962 as of December 31, 2015) refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) challenges about the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$ 4, 705 (R$3,324 as of December 31, 2015).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$ 8, 661 (R$18,496 as of December 31, 2015).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$ 20,120 (R$ 15,346 as of December 31, 2015).

a.5

Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$ 3,390 (R$ 3,692 as of December 31, 2015).

b.

Labor claims

The main outstanding labor claims are summarized below:

Claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,074 labor claims at December 31, 2016 (1,148 at December 31, 2015) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. The provision for these cases amounts to R$ 81,876 (R$ 60,095 at December 31, 2015). A significant portion of this provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of staff. At December 31, 2016, the provision for these cases amounts to R$10,742 (R$7,651 as of December 31, 2015).

c.

Tax processes

Consolidated

	2016	2015
Federal taxes	57,393	52,576
State taxes	64,280	75,970
Municipal taxes	1,629	1,477
Intelig proceedings (purchase price allocation)	93,121	94,835
	216,423	224,858

The total provision recorded is substantially composed by the following proceedings:

Federal taxes

The provision for TIM Celular has been made for twelve cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payment and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose amounts provisioned currently total R$ 33,172 (R$31,338 as of December 31, 2015), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provisioned in August 2015 and updated is R$ 12, 683 (R$11,512 as of December 31, 2015).

The provision for Intelig regarding federal taxes has been made for three cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$ 6,077 (R$4,968 as of December 31, 2015).

State taxes

The provision for TIM Celular covers forty-seven proceedings, of which the most important are the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$ 13, 652 (R$24,626 as of December 31, 2015), as well as amounts allegedly not subject to taxation, regarding the provision of telecommunication services, and recorded in July 2016, for which the updated amount is R$4,183.

The provision for Intelig referring to state taxes covers eight proceedings, and includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$ 14, 414 (R$17,369 as of December 31, 2015).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

Intelig PPA

Tax proceedings arising from the acquisition of Intelig and included in its purchase price allocation process, amount to R$ 93,121 (R$94,835 as of December 31, 2015).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

On December 31, 2016, the amount classified as probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, was R$ 29,282 (R$28,621 on December 31, 2015).

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the financial statements as shown below:

	Consolidated
	2016	2015

Civil (e.1)	1,698,901	1,484,672
Labor (e.2)	678,290	467,607
Tax (e.3)	13,832,157	11,577,042
Regulatory (e.4)	69,572	65,849
	16,278,920	13,595,170

As from December 2016, the administrative and legal proceedings assessed as possible losses and monitored by the Management started to be disclosed at their updated values, as well as the comparative balances for the year 2015.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated
	2016	2015
Actions filed by consumers (e.1.1)	679,577	639,923
ANATEL (e.1.2)	202,777	160,210
Procon and Public Prosecutor’s Office (e.1.3)	316,007	316,385
Former trade partners (e.1.4)	203,314	160,027
Social and environmental, and infrastructure (e.1.5)	130,894	56,201
Others	166,332	151,926
	1,698,901	1,484,672

e.1.1. Actions filed by consumers

These actions refer particularly to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4 .. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) licensing, such as Environmental licensing and Structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by the Telecom structures; (ii) renewal of leasing land agreements to install sites; (iii) eviction from land leased to install sites; and (iv) presentation of registration data; among others.

e.2. Labor claims

There are 6,039 labor claims filed against the Company and its subsidiaries as of December 31, 2016 (3,400 as of December 31, 2015) related to claims made by former employees of service providers in the amount of R$ 6 78,290 (R$ 4 67,607 at December 31, 2015).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employees. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total amount of R$ 9,256 (R$ 12,809 as of December 31, 2015).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing totaling R$60,351 (R$59,161 at December 31, 2015).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,521, and a probable amount of R$711.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$5,372 (R$4,590 at December 31, 2015).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-adjusted bonus, payments to self-employed persons and sales incentives in the amount of R$5,686 (R$8,091 at December 31, 2015).

Intelig received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration totaling R$43,496 (R$43,354 at December 31, 2015).

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

e.3. Tax

	Consolidated
	2016	2015
Federal Taxes (e.3.1)	3,560,440	2,906,586
State Taxes (e.3.2)	6,982,809	5,925,583
Municipal Taxes (e.3.3)	509,613	528,729
FUST, FUNTTEL and EBC (e.3.4)	2,779,295	2,216,144
	13,832,157	11,577,042

e.3.1. Federal Taxes

Assessment against TIM Group for federal taxes amounted to R$ 3,560,440 as of December 31, 2016. Of this total, the following issues stand out:

(i)

Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on these benefits on Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$ 2,190,975 (R$1,928,242 at December 31, 2015).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$ 185,001 (R$154,665 at December 31, 2015).

(iii)

Collection of CSLL on monetary variations for swap transactions, registered through on a cash basis. The amount involved is R$58,914 (R$54,206 at December 31, 2015).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for Tim Celular is R$229,061 (R$ 212,271 at December 31, 2015), and for Intelig, the amount is R$52,963 (R$44,098 at December 31, 2015).

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$ 412,741 (R$353,705 at December 31, 2015).

e.3.2. State Taxes

Assessment against TIM Group for state taxes amounted to R$ 6,982,809 as of December 31, 2016. Of the total amount the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$ 1,200,113 (R$1,222,432 at December 31, 2015).

(ii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$985,842 (R$813,255 at December 31, 2015).

(iii)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved is R$ 907,777 (R$721,631 at December 31, 2015).

(iv)

ICMS credits booked and debits reversed, as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted, as well as credits related to transactions with tax substitution, and exempt and non-taxable transactions. The amount involved is R$ 1,230,516 (R$950,459 at December 31, 2015).

(v)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$322,722 (R$197,214 at December 31, 2015).

(vi)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$112,537 (R$100,980 at December 31, 2015).

(vii)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$169,431 (R$145,975 at December 31, 2015).

(viii)

Alleged conflict between ancillary obligations data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$ 234,006 (R$81,977 at December 31, 2015).

(ix)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base. The amount involved is R$69,195 (R$84,657 at December 31, 2015).

(x)

Taxation of international roaming services. The amount involved is R$39,665 (R$36,478 at December 31, 2015).

(xi)

Credits booked for the return of cell phones on free lease. The amount involved is R$105,418 (R$24,397 at December 31, 2015).

(xii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS. The amount involved is R$22,499 (R$25,419 at December 31, 2015).

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$ 509,613 as of December 31, 2016. Of this amount, the following issues stand out:

(i)

payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$ 128,145 (R$119,333 at December 31, 2015).

(ii)

collection of ISS on import of services. The amount involved is R$183,962 (R$171,507 at December 31, 2015).

e.3.4. FUST, FUNTTEL and EBC

The amount assessed against TIM Group for contributions to FUST, FUNTTEL and EBC is R$ 2,779,295 as of December 31, 2016 (R$2,216,144 at December 31, 2015). The principal discussion involves the payment of the contributions to FUST (Telecommunications Services Universalization Fund) and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

Additionally, we are challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), according to Law No. 11652/2008.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

At December 31, 2016, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$ 69,572 (R$65,849 as of December 31, 2015).

On obtaining an extension of authorization to use radio frequencies associated with SMP, TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges received are discussed in the administrative and/or legal spheres.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated
	2016	2015

Opening balance	31,609	286,275

Reversal/write-offs recorded throughout the year, net of additions (*)	(11,029)	(258,627)
Monetary adjustment for the year	1,146	3,961

Closing balance	21,726	31,609

(*) The amounts consolidated include the effects of R$193,205 and R$4,220 in 2015 and 2016 respectively , arising from the write-off related to the sale of towers (note 1.b).

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 12.43% p.a. at December 31, 2016 (12.27% p.a. at December 31, 2015).

Shareholders’ equity

a.

Capital stock

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases Company ’ s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company ’ s shareholders ’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders ’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	2016	2015

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to joint stock companies. These reserves are comprised of:

	2016	2015

Special goodwill reserve	380,560	380,560
Stock options	24,678	20,876
Tax benefit reserve	1,158,911	1,040,661
	1,564,189	1,442,097

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 27).

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular as of December 31, 2016 and December 31, 2015 was R$1,161,151 and R$1,040,661, respectively.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company’s bylaws, dividends not claimed within 3 years will be reversed to the Company.

At December 31, 2016, dividends were calculated as shown below:

	2016	2015

Net income for the year	750,427	2,071,145
(-) Legal reserve constitution	(37,521)	(103,557)
(-) Tax incentives not to be distributed	(118,250)	(93,123)
Revised profit	594,656	1,874,465

Dividends to be distributed:
Minimum dividends calculated considering 25% of the revised profit	148,664	468,616

Dividends per share (Reais per share)	0,06	0,19

The Annual and Extraordinary General Meetings of TIM Participações S.A. held on April 12, 2016, approved payment of minimum mandatory dividends in the amount of R$468,616. Said amount was paid on June 10, 2016.

The balance of dividends payable as at December 31, 2016 contains minimum dividends, as calculated above, in addition to amounts not settled in previous years, in the amount of R$57,447 (R$56,163 in 2015).

Stock options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “ 2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Stock options are effective for 6 years and the Company has no legal or informal obligation to repurchase or settle the options in cash.

On November 8, 2016, the 3rd Grant was made under 2014-2016 Plan.

The variation in the quantity of options are presented below:

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2016
2014-2016 Plan – 3rd grant	3,922,204	Sep/22	R$8.10	-	3,922,204	-	-	-	3,922,204
2014-2016 Plan – 2nd grant	3,355,229	Oct/211	R$8.45	3,355,229	-	-	(780,144)	-	2,575,085
2014-2016 Plan – 1st grant	1,687,686	Sep/20	R$13.42	1,305,562	-	-	(240,903)	-	1,064,659
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	R$8.13	1,531,984	-	-	(440,520)	-	1,091,464
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	R$8.96	513,904	-	-	(11,615)	-	502,289
2011-2013 Plan – 1st grant	2,833,595	Aug/17	R$8.84	-	-	-	-	-	-
Total	17,532,884			6,706,679	3,922,204		(1,473,182)		9,155,701
Average weighted price for the year			R$8.87

(*) No options were exercised in 2016 for the “2011-2013 plan” since minimum performance conditions have not been met.

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2015
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	8.45	-	3,355,229	-	-	-	3,355,229
2014-2016 Plan – 1st grant	1,687,686	Sep/20	13.41	1,456,353	-	-	(150,791)	-	1,305,562
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	8.13	1,971,900	-	-	(439,916)	-	1,531,984
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	8.95	671,091	-	-	(157,187)	-	513,904
2011-2013 Plan – 1st grant	2,833,595	Aug/17	8.84	-	-	-	-	-	-
Total	13,610,680			4,099,344	3,355,229	-	(747,894)	-	6,706,679
Average weighted price for the year		9.38
(*) No options were exercised in 2015 for the “2011-2013 plan”, since minimum performance conditions have not been met.

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a	6 years	11.94%p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89%p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66%p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66%p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10%p.a
2016 Grant	R$8.10	36.70% p.a	6 years	11.73% p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Company Board of Directors approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2015).

•

2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2016).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the year ended at December 3 1 , 2016 , totaled R$ 3,802 (R$4,504 in December 2015).

28.

Net operating revenues

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end, considering the revenues billed in the previous month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

	Consolidated
	2016	2015 Revised (Note 2.e)
Service revenue - Mobile	20,188,962	22,121,450
Service revenue - Landline	1,178,856	1,003,185
Service revenue	21,367,818	23,124,635

Goods sold	1,377,771	2,646,866
Gross operating revenue	22,745,589	25,771,501

Deductions from gross revenue
Taxes	(5,694,886)	(6,248,310)
Discounts given	(1,394,223)	(2,213,041)
Returns and others	(39,067)	(167,885)
	(7,128,176)	(8,629,236)

Total net revenue	15,617,413	17,142,265

Operating costs and expenses

		Consolidated
	2016				2015
	Cost of services provided and goods sold (1)	Selling expenses (2)	General and administrative expenses (3)	Total	Cost of services provided and goods sold (1)	Selling expenses (2) Revised (Note 2.e)	General and administrative expenses (3)	Total

Personnel	(59,026)	(673,571)	(272,699)	(1,005,296)	(91,026)	(687,629)	(265,198)	(1,043,853)
Third party services	(506,356)	(1,965,329)	(433,396)	(2,905,081)	(490,872)	(2,187,616)	(483,624)	(3,162,112)
Interconnection and means of connection	(2,676,813)	-	-	(2,676,813)	(2,805,364)	-	-	(2,805,364)
Depreciation and amortization	(2,884,639)	(181,916)	(445,536)	(3,512,091)	(2,535,683)	(162,267)	(319,106)	(3,017,056)
Taxes, fees and contributions	(33,627)	(1,047,416)	(13,474)	(1,094,517)	(26,331)	(874,619)	(13,756)	(914,706)
Rent and insurance	(551,020)	(101,731)	(72,276)	(725,027)	(495,550)	(93,265)	(67,465)	(656,280)
Cost of goods sold	(975,959)	-	-	(975,959)	(1,856,668)	-	-	(1,856,668)
Publicity and advertising	-	(438,837)	-	(438,837)	-	(560,558)	-	(560,558)
Losses on doubtful accounts	-	(266,442)	-	(266,442)	-	(230,357)	-	(230,357)
Others	(5,966)	(43,787)	(21,341)	(71,094)	(5,363)	(26,663)	(46,128)	(78,154)
	(7,693,406)	(4,719,029)	(1,258,722)	(13,671,157)	(8,306,857)	(4,822,974)	(1,195,277)	(14,325,108)

		Parent Company
	2016				2015
	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total

Personnel	-	-	(13,648)	(13,648)	-	-	(12,601)	(12,601)
Third party services	-	-	(4,980)	(4,980)	-	-	(15,118)	(15,118)
Rent and insurance	-	-	(163)	(163)	-	-	(205)	(205)
Other	-	-	(554)	(554)	-	-	(1,134)	(1,134)
	-	-	(19,345)	(19,345)	-	-	(29,058)	(29,058)

The Company and its subsidiaries contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time that the employee is working at the Company and its subsidiaries. These plans do not originate any additional obligation for the Company. When the employee leaves the Company or its subsidiaries in the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled to, and that may represent a reduction in future contributions of the Company and its subsidiaries to active employees, or a refund in cash of these amounts, are recorded in assets.

(1)

In 2016, the Company recorded the amount of R$3,596 (R$5,283 in 2015) regarding post-employment benefits in the costs group.

(2)

In 2016, the Company recorded the amount of R$4,229 (R$6,454 in 2015) regarding post-employment benefits in the group of general and administrative expenses.

(3)

In 2016, the Company recorded the amount of R$3,732 (R$6,587 in 2015) regarding post-employment benefits in the group of selling expenses.

30.

Other income (expenses), net

	Parent Company		Consolidated
	2016	2015	2016	2015 (Revised)
Income
Subsidy income, net	-	-	28,134	21,513
Fines on telecommunications services	-	-	39,639	37,630
Income from disposal of assets (*)	-	-	57,563	1,459,067
Other income	191	778	181,234	50,528
	191	778	306,570	1,568,738
Expenses
FUST/FUNTTEL (**)	-	-	(163,955)	(168,351)
Taxes, fees and contributions	-	(1)	(2,980)	(3,970)
Provision for legal and administrative proceedings, net of reversal	94	(1,717)	(352,154)	(348,339)
Expense from disposal of assets (*)	-	-	(14,473)	(245,756)
Other expenses	(79)	(24)	(21,987)	(23,124)
	15	(1,742)	(555,549)	(789,540)

Amortization of authorizations	-	-	(273,081)	(344,915)
	15	(1,742)	(828,630)	(1,134,455)

Other income (expenses), net	206	(964)	(522,060)	434,283

(*) During the year 2015, 5,483 towers were transferred to ATC, relating to the 1 st , 2 nd and 3 rd tranches, and in 2016 a further 336 were transferred, relating to the 4 th and 5 th tranche s , pursuant to the agreements executed by the parties (notes 14 and 1.b). The leaseback was analyzed and classified as a financial lease, taking into account the requirements of IAS17/CPC 06 (R1), approved by resolution of the CVM.

The risks and benefits of the assets were transferred to the purchaser on the date of each transfer (April 29, 2015, September 30, 2015, December 16, 2015 , June 9, 2016 and December 20, 2016 ) , and net revenues from the disposal of these assets in the amount s of R$ 44,036 and R$1,210,980 in the years ended December 31, 2016 and 2015, respectively, were recognized as other operating revenues.

(* * ) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, according to the legislation in force.

31.

Financial income

	Parent company		Consolidated
	2016	2015	2016	2015 Revised (Note 2.e)

Interest on financial investments	2,610	5,812	477,667	647,629
Interest received from clients	-	-	43,340	60,208
Swap interest	-	-	129,179	50,611
Interest on leasing	-	-	25,756	24,045
Monetary adjustment	1,887	1,278	61,628	71,888
Other income	-	-	12,880	8,327
	4,497	7,090	750,450	862,708

32.

Financial expenses

	Parent company		Consolidated
	2016	2015	2016	2015

Interest on borrowings and financing	-	-	(199,077)	(179,726)
Interest paid to suppliers	-	(42)	(21,474)	(142,092)
Interest on taxes and fees	(33)	(56)	(28,944)	(21,124)
Swap interest	-	-	(230,642)	(308,216)
Interest on leasing	-	-	(246,280)	(145,274)
Monetary adjustment	(318)	(804)	(269,031)	(178,904)
Discounts granted	-	-	(61,082)	(64,004)
Other expenses	(2,856)	(546)	(99,955)	(76,184)
	(3,207)	(1,448)	(1,156,485)	(1,115,524)

33. Foreign exchange variation, net

	Parent Company		Consolidated
	2016	2015	2016	2015
Revenues
Loans and financing	-	-	1,162,987	-
Suppliers	71	32	12,238	9,107
Swap	-	-	512,824	1,109,006
Others	-	-	10,996	29,902
	71	32	1,699,045	1,148,015
Expenses
Loans and financing	-	-	(714,773)	(1,108,309)
Suppliers	(36)	(397)	(8,213)	(28,949)
Swap	-	-	(960,635)	-
Others	-	-	(20,269)	(8,348)
	(36)	(397)	(1,703,890)	(1,145,606)

Foreign exchange variations, net	35	(365)	(4,845)	2,409

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (note 39).

34. Income tax and social contribution expenses

	Consolidated
	2016	2015 Revised (Note 2.e)

Current income tax and social contribution
Income tax for the year	(309,695)	(358,188)
Social contribution for the year	(110,997)	(132,754)
Tax incentive – SUDENE/SUDAM (*)	118,250	93,123
	(302,442)	(397,819)
Deferred income tax and social contribution
Deferred income tax	29,482	(378,168)
Deferred social contribution	9,947	(136,140)
	39,429	(514,308)
Provision for income tax and social contribution contingencies	124	(3,464)
	39,553	(517,772)

	(262,889)	(915,591)

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated
	2016	2015 Revised (Note 2.e)	2016	2015 Revised (Note 2.e)
Income before income tax and social contribution	750,427	2,085,442	1,013,316	3,001,033
Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(255,145)	(709,050)	(344,527)	(1,020,351)
(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(6,025)	(8,298)	6,611	(4,106)
Income from equity accounting	261,202	717,464	-	-
Permanent additions and exclusions
Non-deductible donations	-	-	(4,806)	(3,058)
Non-deductible fines	(32)	(116)	(9,310)	(12,939)
Losses accounts receivable – Co billing	-	-	(11,957)	(3,267)
Sale of towers impact	-	-	(30,700)	27,546
Other permanent additions and exclusions	-	-	7,439	(5,146)
Tax incentive – SUDENE/SUDAM (*)	-	-	118,250	93,123
Other amounts	-	-	6,111	12,607
	255,145	709,050	81,638	104,760
Income tax and social contribution charged to income for the year	-	-	(262,889)	(915,591)
Effective tax rate	-	-	25.94%	30.51%

(*) As mentioned on note 26 b.3, according to Article 443, item I, of Decree No. 3000/1999, investments subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	2016	2015 Revised (Note 2.e)

Income attributable to shareholders of the Company	750,427	2,085,442

Weighted average number of common shares issued (thousands)	2,420,237	2,420,237

Basic earnings per share (expressed in R$)	0.31	0.86

 (b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2016	2015 Revised (Note 2.e)

Income attributable to shareholders of the Company	750,427	2,085,442

Weighted average number of common shares issued (thousands)	2,420,241	2,420,325

Diluted earnings per share (expressed in R$)	0.31	0.86

Note: The calculation of diluted earnings per share considered 4,535 shares related to the 3rd. Granting of the 2011-2013 Plan, as mentioned in Note 27.

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	2016	2015

Telecom Argentina Group (1)	-	3,073
Telecom Italia Sparkle (1)	5,246	6,212
Lan Group (4)	2,471	3,881
TIM Brasil (6)	12,587	2,822
Others	674	674
Total	20,978	16,662

	Liabilities
	2016	2015

Telecom Italia S.p.A. (2)	29,094	38,823
Telecom Argentina Group (1)	-	5,304
Telecom Italia Sparkle (1)	22,898	14,657
Italtel (3)	10,248	45,004
Lan Group (4)	7,822	3,854
TIM Brasil	4,877	4,309
Vivendi Group (7)	3,947	1,035
Others	38	38
Total	78,924	113,024

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

	Revenue
	2016	2015

Telecom Italia S.p.A. (2)	3,090	3,668
Telecom Argentina Group (1)	8,232	5,771
Telecom Italia Sparkle (1)	4,694	5,223
Lan Group (4)	1,627	1,590
Total	17,643	16,252

	Costs/Expenses
	2016	2015

Telecom Italia S.p.A. (2)	6,801	9,769
Telecom Italia Sparkle (1)	39,913	35,626
Telecom Argentina Group (1)	713	3,109
Lan Group (4)	52,938	51,806
Generali (5)	194	1,053
Vivendi Group (7)	8,075	7,669
Others	1,834	588
Total	110,468	109,620

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo. On March 8, 2016, Telecom Italia concluded the sale of its 100% interest held in Telecom Argentina Group.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD (Industrial Exploration of Dedicated Lines), lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

The Company has social investment actions that comprise donations, projects developed by the TIM Institute and sponsorships. In 2016, the Company invested over R$19.5 million in social benefits (91% in projects of the TIM Institute, 6% in sponsorships and 3% in donations), of which some R$17 million was invested as a social mandatory compensation regarding the credit granted by the National Economic and Social Development Bank ( Banco Nacional de Desenvolvimento Econômico e Social , or BNDES) to TIM Celular.

Management Fees

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	2016	2015

Salaries and other short-term benefits	18,523	13,170
Share-based payments	1,200	3,029
	19,723	16,199

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A (“Telco”), hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007, together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE , Telco´s controlling companies signed a Performance Commitment Instrument ( “ TCD ” ), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions regarding the activities performed in the Brazilian market. TIM Brasil, the controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty to TIM Brasil because the company had allegedly failed to submit the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged the appeal. In May 2015, the appeal was judged, and the penalty, in the amount of R$500 thousand was paid.

On December 22, 2014, the Steering Committee of ANATEL agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., conditional on the suspension of Telefónica ’ s entire political rights in Telecom Italia and its subsidiaries, and revoking the monitoring commitments previously stipulated. Furthermore, according to ANATEL ’ s decision, any equity interest of Telefónica in Telecom Italia should be eliminated within eighteen (18) months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding from Telefónica in Telecom Italia.

Concomitantly with the analysis of Telco ’ s spin-off, ANATEL and CADE approved the acquisition of GVT by Telefónica Brasil S.A., in December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, and successive transactions between Vivendi, Telefónica and acquisitions on the free market, Vivendi currently holds 2 4.68 % of voting shares in Telecom Italia, and 0.95% of total shares in Telefónica.

In this context, in the case records of the proceedings for the Telco transaction, the Federal Official Gazette published CADE ’ s decision on April 28, 2015, confirm ing the extinction of the obligations established in the TCD, also with respect to TIM Brasil ..

Subsequently Telefónica announc ed through a material fact disclosed on June 24, 2015, “ the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed ” ..

At December 31, 2016, therefore, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing and radiofrequency, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements all entered into on an arm’s length basis and, considering the Brazilian regulation on providing such services as shown below:

	Consolidated
	2016	2015

Assets	343,835	351,147
Liabilities	(97,541)	(122,301)

Revenues	720,827	911,892
Costs/Expenses	(552,749)	(574,580)

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial revenues or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently r evised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap and foreign exchange fund contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed as follows:

(i)     Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries i) enter into swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowings and financings; and ii) invest in foreign exchange funds with the purpose of reducing the impacts on commercial agreements.

At December 31, 2016, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

The amount invested in the foreign exchange funds is intended to partially hedge foreign exchange exposure linked to dollar-denominated trade agreements, however, the hedge accounting was only partially applied to contracts to which the IFRS rules apply.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of December 31, 2016, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

- the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2016, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables on December 3 1 , 2016 and December 31, 2015 or revenues from services rendered.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable on December 3 1 , 2016 and December 31, 2015 or 10% of sales revenues.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2016			2015
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	216,922	(81,473)	135,449	1,099,574	(109,512)	990,062

Current portion	82,454	(36,163)	46,291	608,915	(109,512)	499,403
Non-current portion	134,468	(45,310)	89,158	490,659	-	490,659

The consolidated financial derivative instruments with long-term maturities at December 3 1 , 2016 are as follows:

	Assets	Liabilities
2018	36,265	22,150
2019	17,592	10,375
2020	80,611	7,194
2021 onwards	-	5,591
	134,468	45,310

Consolidated financial assets and liabilities valued at fair value:

2016
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	479,953	-	479,953
Derivatives used for hedging purposes	-	216,922	216,922
Total assets	479,953	216,922	696,875
Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	81,473	81,473
Total liabilities	-	81,473	81,473

2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	599,414	-	599,414
Derivatives used for hedging purposes	-	1,099,574	1,099,574
Total assets	599,414	1,099,574	1,698,988
Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	109,512	109,512
Total liabilities	-	109,512	109,512

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Consolidated
	Borrowings and Receivables	Assets valued at fair value	Total

December 31, 2016
Assets, as per balance sheet
Derivative financial instruments	-	216,922	216,922
Trade accounts receivable and other accounts receivable, excluding prepayments	2,943,269	-	2,943,269
Securities		479,953	479,953
Cash and cash equivalents	5,128,186	-	5,128,186
Leasing	204,762	-	204,762
Judicial deposits	1,294,125	-	1,294,125
Other assets	83,107	-	83,107
	9,653,449	696,875	10,350,324

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
December 31, 2016
Liabilities, as per balance sheet
Borrowings and financings	-	6,719,782	6,719,782
Derivative financial instruments	81,473	-	81,473
Suppliers and other obligations, excluding legal obligations	-	3,461,081	3,461,081
Leasing	-	1,802,238	1,802,238
Dividends payable	-	206,112	206,112
	81,473	12,189,213	12,270,686

		Consolidated
	Borrowings and Receivables	Assets valued at fair value through profit or loss	Total

December 31,2015
Assets, as per balance sheet
Derivative financial instruments	-	1,099,574	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	2,882,950	-	2,882,950
Securities	-	599,414	599,414
Cash and cash equivalents	6,100,403	-	6,100,403
Leasing	199,935	-	199,935
Judicial deposits	1,106,041	-	1,106,041
Other assets	149,180	-	149,180
	10,438,509	1,698,988	12,137,497

	Consolidated Revised (Note 2.e)
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2015
Liabilities, as per balance sheet
Borrowings and financings	-	7,926,437	7,926,437
Derivative financial instruments	109,512	-	109,512
Suppliers and other obligations, excluding legal obligations	-	3,734,555	3,734,555
Leasing	-	1,618,506	1,618,506
Dividends payable	-	524,779	524,779
	109,512	13,804,277	13,913,789

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company ’ s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At December 3 1 , 2016 no types of margins or collateral apply to the Company ’ s or the subsidiaries ’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders ’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at December 3 1 , 2016 and December 31, 2015 are shown in the table below:

December 3 1 , 201 6

		COUNTERPARTY					AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	BOFA	622,980	622,980	100%	LIBOR 6M + 1.22% p.a.	94.33% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	78,065	78,065	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	182,046	182,046	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	324,860	324,860	100%	LIBOR 3M + 2.00% p.a.	103.60% of CDI
USD	LIBOR X DI	KFW/Finnvera	JP Morgan	121,038	121,038	100%	LIBOR 6M + 0.75% p.a.	79.00% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	294,138	294,138	100%	2.18% p.a.	88.05% of CDI

December 31, 2015

		COUNTERPARTY					AVERAGE SWAP RATE
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,859,821	1,859,682	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	187,038	187,038	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	304,924	304,924	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	468,114	468,114	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander	469,931	469,931	100%	2.18% p.a.	88.30% of CDI

In the second quarter of 2016, the Company, concurrently with prepayment of part of the financing from European Investment Bank (BEI), reversed three swaps contracted with Banco Morgan Stanley and Citibank intended to hedge the Company against foreign exchange variation risks and interest rates pegged to this financing.

Also in the second quarter of 2016, the C ompany renewed for two years part of a loan from Bank of America, which had originally been due to mature in September 2016. Because of this renewal, the C ompany closed a swap linked to this loan, and entered into a new swap transaction to hedge the remaining balance of the loan.

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment, at the end of June, to close a forward swap transaction in advance in order to ensure an attractive cost of 81.5% of CDI for a financing agreement in foreign currency that will be disbursed in the future to KfW/Finnvera, with notional value of approximately US$48 million. Swap was closed based on the same payment flow as the debt to be disbursed in the future to ensure full hedging. This transaction does not hold foreign exchange risk, since the initial dollar rate for this transaction (Debt and Swap) will be simultaneously based on pre-established date in the future. On December 31, 2016 the MTM of the transaction registered in the books was R$ 3,956 - Assets.

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	2016	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (BNP Paribas, BEI, BOFA, Cisco and KFW)	1,773,788	1,773,788	2,237,152	2,708,005
A) ∆ Aggregate Debt Variation			463,364	934,218
Fair value of the asset side of the swap	1,773,788	1,773,788	2,237,152	2,708,005
Fair value of the liability side of the swap	(1,638,339)	(1,638,339)	(1,635,791)	(1,637,373)
Swap result	135,450	135,450	601,361	1,070,632
B) ∆ Aggregate Swap Variation			465,911	935,182
C) Final result (B-A)			2,547	964

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	13.63%	17.04%	20.45%
USD	3.2591	4.0739	4.8887

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries ’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at December 3 1 , 2016 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the year

2016
Net result from USD vs. CDI transactions	(549,275)

Capital management

The Group ’ s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

In line with other companies of the sector, the Group monitors, among other indices, its capital leverage, with is based on the Net Debt/EBITDA ratio.

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Financial leverage ratios as at December 31, 2016 and 2015, may be summarized as follows:

	Consolidated
	2016	2015 Revised (Note 2.e)

Total loans and derivatives (Note 20 and 39)	6,584,333	6,936,374
Lease – Liabilities (Note 16)	1,802,238	1,618,506
Lease – Assets (Note 16)	(204,762)	(199,935)
ANATEL debts (Note 19)	147,219	77,450
Less: Cash and cash equivalents (Note 4)	(5,128,186)	(6,100,403)
Foreign exchange fund (Note 5)	(479,953)	(599,414)

Net Debt - Unaudited	2,720,889	1,732,578

EBITDA (1) (last 12 months) - Unaudited	5,209,368	6,613,411

Financial leverage ratio (*) - Unaudited	0.52	0.26

Conciliation to Net Income for the period: Net Income for the year	750,427	2,085,442
Depreciation and amortization	3,785,172	3,361,971
Net financial income	410,880	250,407
Income and social contribution taxes	262,889	915,591
EBITDA (Unaudited) (**)	5,209,368	6,613,411

(*)

 The variation in ration includes the effects from the sale of towers.

(**)

Ebitda: Earnings before interest, taxes, depreciation and amortization.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at December 31, 2016, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$39,762,469
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS -- continued

As at December 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2017	744,832
2018	778,349
2019	813,375
2020	849,977
2021	888,226
4,074,759

Supplementary disclosure on consolidated cash flows

	2016	2015

Interest paid	573,538	456,076
Income tax and social contribution paid	199,173	222,450
Additions to property, plant and equipment, and intangible assets – without cash effects	(137,199)	(1,244,803)
Increase in lease obligations – without cash effects	137,199	1,244,803

43.

Other Material Information

On June 21, 2016 ( the complaint was assigned on the 20 th ), OI S.A., Telemar Norte Leste S.A .. , OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. ( jointly “ Oi ” ), filed for judicial reorganization with the 7 th Business Court of Rio de Janeiro, which the court approved on June 29, 2016. The complaint states that the purpose of the action was to protect Oi ’ s cash and assets while it negotiates a judicial reorganization plan with its creditors, so that it can continue to operate .. Together with the complaint , Oi submitted a list of creditors , which is currently being analyzed by the court administrator appointed by the judge , that has not yet published t he list of creditors revised containing the credits subject to the judicial reorganization process. On September 3 0, 2016 , the announcement containing the notice on the filing of the Judicial Reorganization Plan was published .. The Reorganization Plan has not yet been approved by creditors, and it will give details of payment of debts included in the reorganization, and of other measure s for the recovery of O I Group ..

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure , which are necessary for both operators .. Thus, the net asset position of TIM in relation to the judicial reorganization of O I as of June 20 , 2016, is as follows:

Interconnection	14,248
Other commercial relationship of infrastructure sharing	1,677
Total	15,925

On the basis of the information available on the date of preparation of the financial statements , TIM Management has not made any additional provision for the amounts outstanding with Oi, since the reorganization plan presented by Oi and the analysis conducted by the creditors pointed to a scenario in which partner suppliers could be paid within up to 2 years. The materiality of the balances in question and the nature of the services between the parties have also been taken into account ..

In December 2016, the Technical Area of Anatel issued a Decision Order whereby it established an understanding on the application of Reference Values for the provision of EILD, in accordance with the provisions set forth in Resolution No. 639 of July 1, 2014, imp osing a r eduction of the amounts charged by Oi to TIM as of February 25, 2016. TIM notified OI Group of the terms of the decision, which are still being discussed by the parties. It should be noted that the Company has already agreed with other tele com operators to offset these amounts paid in excess during the aforementioned period.

(A free translation of the original in Portuguese)

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM Participações S.A. ("Company"), dated as of December 31st, 2016.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2016 and the distribution of dividends by the Company; (iii) monitoring of the work done by external and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, BDO RCS Auditores Independentes S.S., unqualified, issued on February 2nd, 2017, the Fiscal Council is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2016 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 2nd, 2017.

JOSINO DE ALMEIDA FONSECA Chairman of the Fiscal Council	OSWALDO ORSOLIN Member of the Fiscal Council
JARBAS BARSANTI Member of the Fiscal Council

(A free translation of the original in Portuguese)

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1.

About the Committee

The Statutory Audit Committee (“CAE”) of TIM Participações S.A. (“Company”) is a permanent statutory body created by the Extraordinary Shareholders Meeting held on December 12th 2013, in order to adopt the best Corporate Governance practices, as recommended and in accordance with the Comissão de Valores Mobiliários (“CVM”) Instruction No. 509/2011. On December 23rd, 2013, the Company’s Board of Directors approved the Internal Rules of the CAE.

Currently, the CAE is composed by three (3) members, which were elected on April 14th, 2015, with term of office until  the Annual Shareholders’ Meeting to be held in 2017, reelection allowed for a maximum period of 10 (ten) years. All members are, concomitantly, part of the Board of Directors and characterized as independents, according to the CVM criteria.

The CAE is responsible for the supervision of the quality and integrity of the financial statements, the compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts, of any kind, to be signed between the Company or its subsidiaries, on one hand, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other hand.

In addition to its ordinary responsibilities, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject to, as it is registered at the US Securities and Exchange Commission – SEC, once having the American Depository Receipts (ADRs) on the NYSE since November 16th, 1998.

2.

Activities of the Statutory Audit Committee of TIM Participações in 2016

During the period from January 1st to December 31st, 2016, twenty-one (21) meetings were held, which included 154 items of Agenda (topics). The meetings lasted an average of 10 hours each and, during the discussions, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and other members of the Executive Board, Executive Managers, Internal and Independent Auditors and the Company's Compliance Area, were directly involved. Among the activities carried on during the year, the following should be highlighted:

I. Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in seventeen (17) items during the year 2016. It should be noted that in December 2015, it was announced to the market by Baker Tilly Brasil Auditores Independentes S.S. ("Baker Tilly"), until then, Independent Auditors of the Company, that certain activities would be incorporated into BDO RCS Auditores Independentes SS ("BDO"). Among the activities included, were the audit activities performed by Baker Tilly's office, located in the City and State of São Paulo, responsible for the Company's Independent Audit. After the necessary procedures to carry out the merger of the activities described above, the Company terminated the agreement with Baker Tilly and entered into a new agreement with BDO to continue the activities of the Independent Audit, all in accordance with the CAE's favorable opinion, recorded in the minutes of the Meeting held on March 15th, 2016. As a result thereof, BDO was the company responsible for auditing the Financial Statements for the financial year ended December 31st, 2016, for the planning and execution of the audits up to the quarterly reports ("ITRs" ), according to the recognized standards, as well as responsible for the special revision of the ITRs, sent to the CVM. Its opinion should ensure that these Financial Statements fairly represent the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board ("IASB"). Under the joint audit services structure, the PricewaterhouseCoopers ("PwC") remained as auditor of TIM Celular S.A., a wholly-owned subsidiary of the Company, of Intelig Telecomunicações Ltda., controlled by the Company, as well as continued to be responsible for reviewing Form 20 -F (SEC) of the Company.

II. Supervised the Company's internal audit activities, in 17 (seventeen) items during 2016, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out, and evaluated the performance of the internal auditors. On the Annual Audit Program of 2016, twenty-four (24) activities were formalized, of which three (3) were substantially completed. In the course of 2016, the Company aimed to narrow the correlation between the activities carried out by the internal auditors and the risks raised under the Enterprise Risk Management ("ERM").

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in thirteen (13) items during 2016, in order to, in addition to other activities, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements.

IV. Was informed about the main processes within the Company, evaluating its quality and the commitment of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors for improvements in the processes, as well as to monitor their implementations, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information collected, the CAE believes that the system of internal controls of the Company, and its subsidiaries, is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject.

V. Followed and supervised the work carried out by the Company's Compliance area in seventeen (17) items, with emphasis on issues related to: (i) SOx Compliance through monitoring the deficiencies pointed out by the External Auditor; (ii) Compliance with Information Technology and Corporate Security, highlighting the risks of Cyber Security and; (iii) Compliance of Commercial and General Processes of the Company.

VI. During the performance of its activities, the CAE regularly monitored issues related to: (i) Customer satisfaction and services quality; (ii) Incentives for innovation applied to products and services; (iii)  Transparency and accountability to stakeholders; (iv) Ethical conduct in business; (v) Digital inclusion; (vi) Dialogues and communication with stakeholder groups; (vii) Managing electronic products; (viii) Investment in infrastructure; and (ix) Development of new technologies.

VII. During 2016, the CAE analyzed the Company's ERM reports with a focus on SOx/CVM risk inventory, monitoring of the work plan for review and updating of risk factors published by the Company, management of financial risks, risk appetite of the company and adequacy of risk factors contained in the Company's Formulário de Referência. This issue was brought in seven (07) items during the year 2016. The Company's risk management structure is shared between the CAE and the Control and Risk Committee ("CCR"). Both are bodies of governance linked to the Board of Directors as defined by the Company's By-laws.

VIII. Within its attributions, provided by the Company's By-laws and the CAE Internal Rules, it previously examined, evaluated and opined on twenty-seven (27) agreements of different subjects between the Company or its subsidiaries, on one hand, and related parties, on the other hand. All the agreements entered, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Formulário de Referência.

IX. Took part in discussions on the agreements disclosure procedure between the Company, or its subsidiaries, on one hand, and Related Parties, on the other hand, in compliance with CVM Instruction nº 558/2015, which modified the CVM Instruction nº 480/2009;

X. Within the scope of its attributions, the CAE analyzed, in thirteen (13) items during the year 2016, the reports regarding the complaints received by the Whistleblowing Channel of the Company and its respective envisaged actions of improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

XI. In addition to the twenty-one (21) meetings informed, necessary for the proper performance of their attributions, the CAE members participated in six (6) private meetings, of 3 hours each, with the Independent Auditors, BDO and PwC, as well as Internal Audit area of the Company, without the presence of the top management or other managers of the organization, to assess possible retrenchment or risk of independence break or any type of interference by management in the development of the work of the respective audits.

XII. The Statutory Audit Committee answered the questions from the Fiscal Council on the Company's control structure.

3.

Items discussed with the External Auditors considering the new form of the Audit Report (ISA 701) presentation

Highlights:

3.1 Provision for tax contingencies (explanatory note 24.c and 3.c - Provision for tax and administrative lawsuits)

The CAE reviewed quarterly the evolution of tax contingencies and followed the forecasts provided by the Company's Management.

3.2 Goodwill based on future cash flows (explanatory note 3.a - Impairment of goodwill and non-financial assets)

The CAE has been regularly informed of the controls involved in the impairment tests and evaluated the discount rate used in the model.

3.3 Recognition of the unbilled revenue (explanatory note 3.e - Unbilled revenues)

The CAE followed the monthly reports containing explanations on the evolution of revenue and estimates used by the Company's Management to calculate the unbilled.

3.4 Revision of previous years (prepaid revenues) (explanatory note 2.e - Revision of previous years)

The CAE acknowledged the diagnosis prepared by the Company's Management on the subject and followed the process of identifying and correcting the error in relation to the prepaid revenues and the controls to improve the process.

4. Other Activities

4.1 Training and Development

During the year 2016, the CAE offered its members, training primarily aimed at improving the performance of their duties and the relevant updates of the technical standards that affect their activities.

4.2 Review of Form 20-F and the Formulário de Referência

With regards to the review work on Form 20-F of SEC and the Formulário de Referência of CVM, at the suggestion of the CAE, a joint commission was formed consisting of CAE members and Company executives, which acted, specifically, for this purpose. The Committee met once a week during the months of April and May of 2016.

4.3 Self-assessment of the CAE

The members of the CAE submitted a self-assessment questionnaire on the performance of their activities, in accordance with the best governance practices in the domestic and foreign markets. Based on the answers presented, the CAE members sought to improve and make more efficient the activities developed during the year 2016, aiming at a process of constant and permanent evolution.

5. Financial Statements

The members of the Company's CAE, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31st, 2016 ("Annual Financial Statements of 2016 "). Considering the information provided by the Company's Management and BDO, as well as the proposed allocation of the results for the year 2016, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions and of its subsidiaries. For this reason, they unanimously recommend the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro, February 2nd, 2017.

Herculano Anibal Alves Member and Financial Specialist of the Statutory Audit Committee	Adhemar Gabriel Bahadian Member of the Statutory Audit Committee

Alberto Emmanuel Carvalho Whitaker Coordinator of the Statutory Audit Committee

(A free translation of the original in Portuguese)

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the fiscal year ended December 31, 2016.

Rio de Janeiro, February 2nd, 2017.

STEFANO DE ANGELIS Diretor Presidente	ADRIAN CALAZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

(A free translation of the original in Portuguese)

STATUTORY OFFICERS’ STATEMENT

Stefano De Angelis (Chief Executive Officer), Adrian Calaza (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Pietro Labriola (Chief Operating Officer), Rogério Tostes Lima (Investor Relations Officer) and Jaques Horn (Legal Officer), as statutory officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that they have: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the fiscal year ended December 31, 2016.

Rio de Janeiro, February 2, 2017.

STEFANO DE ANGELIS Diretor Presidente	ADRIAN CALAZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

Footnotes

1 Estimated by the latest report of the Central Bank (BACEN)

2    INMETRO research site and site of the Telephony Operators

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 2, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.